Exhibit 99.1

Rogers Communications Reports Strong Third Quarter 2004 Results

Quarterly Revenue Grows 18%, Operating Profit Rises 14% and Capital Expenditures
Decline 10% as Cable, Wireless and Media Divisions Each Deliver Solid Financial and Operating Results

TORONTO (October 26, 2004) - Rogers Communications Inc. today announced its consolidated financial and operating results for the third quarter and nine months ended September 30, 2004.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended September 30,	2004	2003	% Change

Operating revenue (1)	1,433,688	1,211,623	18.3
Operating profit (2)	455,975	400,106	14.0
Net income (loss)	61,584	(17,442)	-
Earnings (loss) per share - basic (3)	0.20	(0.13)	-
Additions to property, plant and equipment	221,147	244,722	(9.6)

Nine Months Ended September 30,	2004	2003	% Change

Operating revenue (1)	4,041,932	3,500,216	15.5
Operating profit (2)	1,283,621	1,079,586	18.9
Net income	2,289	60,354	-
Earnings (loss) per share - basic (3)	(0.16)	0.11	-
Additions to property, plant and equipment	668,080	655,984	1.8

1.
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. See the “New Accounting Standards - Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

3.
Reflects both the distribution on and dividend accreted on Convertible Preferred Securities. See Note 8, “Calculation of Earnings (Loss) Per Share” to the Unaudited Consolidated Financial Statements for the interim period ended September 30, 2004.

Highlights of the third quarter of 2004 included the following:

•
Operating revenue increased 18.3% for the quarter, with all three operating companies contributing to the year-over-year growth, including 22.5% growth at Wireless, 9.8% growth at Cable and 6.2% growth at Media.

•	Consolidated quarterly operating profit grew 14.0% year-over-year, with 21.3% growth at Wireless, 3.3% growth at Cable and 14.3% growth at Media.

Rogers Communications Inc.	1	Third Quarter 2004

•
Cable had quarterly growth in revenue generating units of 77,100, driven by growth of 43,300 Internet subscribers and of 37,300 digital cable households, modestly offset by a net loss of 3,500 basic subscribers.

•
Cable announced that it began offering customers in certain areas an all-digital channel line-up with all analog channels now fully digitized to offer picture and sound in digital format to customers who have a Rogers Digital Cable terminal or Personal Video Recorder. With the all digital line-up, these customers are able to experience Cable's extensive programming offering in 100% digital format, while at the same time retaining the ability to watch the analog channels on any cable outlet in the house without the need for extra digital boxes.

•
Cable launched its powerful new broadband Internet offering that is co-branded with Yahoo! Inc. and completed the transition of its Ontario and New Brunswick high-speed Internet customer bases to the new platform. This integrated broadband experience seamlessly combines broadband speed with a compelling suite of powerful services, including safety and security features with award-winning parental controls; a powerful email system with industry-leading e-mail anti-virus, SpamGuard Plus and two gigabytes of storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•
Wireless had net additions of 88,800 postpaid voice and data subscribers, compared to the 97,100 net additions in the third quarter of 2003, reflecting stable churn rates impacting a larger cumulative base of postpaid subscribers. Average monthly postpaid churn for the quarter was unchanged year-over-year at 1.85%, while average monthly revenue per postpaid voice and data subscriber was $62.18, an increase from the third quarter of 2003 ARPU of $60.56, or 2.7%, reflecting the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services.

•
At Media, strong performances at the Radio division and The Shopping Channel more than offset continued softness in certain publications of the Publishing division and in over-the-air television advertising at the Television division to produce 14.3% year-over-year growth in Media’s operating profit.

•
Media’s Publishing division launched the inaugural edition of LouLou, its new and well-received national fashion, lifestyle and beauty shopping magazine. The only magazine of its kind in Canada, LouLou follows an already popular concept in the U.S., U.K., Japan and Australia. Also during the quarter, Media’s OMNI multicultural television stations began broadcasting in high-definition (HDTV) format, while its Sportsnet television network more than tripled the amount of HDTV sports content it broadcasts.

•
On July 30, our wholly-owned subsidiary, Blue Jays Holdco Inc., redeemed and cancelled all of its outstanding Class A Preferred Voting shares that were issued in April 2001 to Rogers Telecommunications Ltd. (“RTL”), a company controlled by our controlling shareholder. At that time, RTL acquired the voting rights to control the Toronto Blue Jays. As a result of the cancellation, voting control of the Toronto Blue Jays transferred to RCI and, accordingly, we began to consolidate the results of the Blue Jays effective July 31, 2004.

•	We generated net income of $61.6 million in the third quarter of 2004 compared to a loss of $17.4 million in the third quarter of 2003, with the increase primarily attributable to the

Rogers Communications Inc.	2	Third Quarter 2004

year-over-year growth in operating profit, as well as foreign exchange gains of $35.8 million on U.S. dollar-denominated debt.

•
To further enhance our position in the Canadian wireless market, we announced two significant initiatives during September 2004; an agreement to acquire from AT&T Wireless Inc. (“AWE”) their 34% stake in Rogers Wireless for approximately $1.767 billion in cash while leaving seamless wireless voice and data roaming between Canada and the U.S. on North America's largest combined GSM/GPRS network intact, and a consensual all cash offer to acquire, through Rogers Wireless Inc., 100% of the outstanding equity securities of Microcell Telecommunications Inc. (“Microcell”), Canada’s fourth largest wireless communications provider, for $35.00 per share, or approximately $1.4 billion.

•
Subsequent to the end of the quarter, on October 13, 2004, we completed the acquisition from AWE of its 34% stake in Rogers Wireless, increasing our ownership of Rogers Wireless from 55.3% at September 30, 2004 to 89.3%. Financing for the approximately $1.767 billion cash purchase price was provided by a bridge financing facility of up to two years with a group of Canadian financial institutions.

“In addition to delivering solid operating and financial results across the Rogers group, two significant structural and strategic developments unfolded during the third quarter,” said Ted Rogers, President and CEO of Rogers Communications. “Our agreement with AT&T Wireless to purchase its 34% equity interest in Rogers Wireless, combined with Rogers Wireless’ offer to acquire 100% control of Microcell, will significantly increase our scale position in the rapidly growing wireless communications sector while solidifying Rogers Wireless’ position as Canada’s leading wireless communications company. These strategic initiatives in the wireless space, combined with our ongoing focus across the Rogers group on stable operating performance and profitable growth, are positioning us increasingly for continued success well into the future.”

ROGERS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

In this Management’s Discussion and Analysis (MD&A) of operating results and financial position, the terms “we”, “us”, “our”, “the Company” and “RCI” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following five segments:

•	“Cable” or “Rogers Cable”, which refers to Rogers’ wholly-owned subsidiary Rogers Cable Inc.;

•	“Wireless”, “Rogers Wireless”, “RWCI”, or “RWI”, which refers to Rogers’ majority-owned subsidiary Rogers Wireless Communications Inc.; and

•	“Media” or “Rogers Media”, which refers to Rogers’ wholly-owned subsidiary Rogers Media Inc.; and

•	“Blue Jays”, which refers to Rogers’ wholly-owned subsidiary Blue Jays Holdco Inc., which owns the Toronto Blue Jays Baseball Club; and

Rogers Communications Inc.	3	Third Quarter 2004

•	“RCI Corp”, which refers to Rogers’ wholly-owned subsidiary Rogers Communications Inc. Non-Consolidated.

This discussion should be read in conjunction with our 2003 Annual MD&A and 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Please refer to Note 22 to our 2003 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

COMPANY OVERVIEW

We are a diversified Canadian communications and media company engaged in cable television, high-speed Internet access and video retailing through our wholly-owned subsidiary Rogers Cable; in wireless voice, data and messaging services through our subsidiary Rogers Wireless, the equity of which we owned 55.3% at September 30, 2004 and which we increased our ownership of to 89.3% effective October 13, 2004; in radio and television broadcasting, televised shopping, consumer magazines, and trade and professional publications through our wholly-owned subsidiary Rogers Media; and in sports entertainment through our wholly-owned subsidiary the Blue Jays.

We also hold other interests including a pay-per-view movie service and investments in several specialty television channels, all of which are accounted for by the equity method. In addition, we hold interests in other companies for investment purposes.

COMPANY STRATEGY

Our business strategy is to maximize revenue, operating income and return on invested capital by enhancing our position as one of Canada’s leading national diversified communications and media companies. We remain committed to our strategy and believe the financial and operating results for the three months and nine months ended September 30, 2004 reflect continued progress against our stated strategies.

In addition, on February 12, 2004, we announced an initiative to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas with the rollout of the network to begin in 2005.

To further our exposure to and scale position in the Canadian wireless market, we announced two significant structural and strategic initiatives during the third quarter of 2004 which are further described below; an agreement to acquire from AWE their 34% stake in Rogers Wireless and an offer by Rogers Wireless to acquire 100% ownership of Microcell.

PURCHASE OF ROGERS WIRELESS SHARES FROM AT&T WIRELESS

On September 13, 2004, we announced an agreement with JVII General Partnership ("JVII"), a partnership owned by AWE, whereby RCI agreed to purchase all of JVII's 27,647,888 Class A Multiple Voting shares ("Class A shares") and 20,946,284 Class B Restricted Voting shares

Rogers Communications Inc.	4	Third Quarter 2004

("Class B shares") of Rogers Wireless for a cash purchase price of $36.37 per share. We closed this transaction on October 13, 2004 through our wholly-owned subsidiary, Rogers Acquisition Inc. Immediately prior to closing, JVII converted the Class A shares into Class B shares of Rogers Wireless. As a result of the transaction, the shareholders' agreement among RCI, Rogers Wireless and JVII dated August 16, 1999, as amended, was terminated; the registration rights agreements between Rogers Wireless and JVII, also dated August 16, 1999, was terminated; and JVII’s four nominees to the Rogers Wireless Board of Directors resigned. The sale by AWE of its shares of Rogers Wireless does not impact or change the extensive North American wireless voice and data roaming capabilities between the companies. Customers of both Rogers Wireless and AWE continue to enjoy the benefits of seamless wireless roaming between Canada and the U.S. on North America's largest combined GSM/GPRS network. Upon closing of this transaction on October 13, 2004, our equity ownership of Wireless increased from 55.3% to approximately 89.3%. We funded the approximate $1,767.4 million cash purchase price for the 48.6 million Rogers Wireless shares with a bridge financing facility with a term of up to two years provided by a group of Canadian financial institutions and cash on hand.

OFFER TO ACQUIRE MICROCELL TELECOMMUNICATIONS INC.

On September 20, 2004, together with Wireless, we announced an all cash offer of $35 per share, totalling approximately $1.4 billion, to acquire (through Rogers Wireless Inc.) all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors has recommended that its shareholders tender to Wireless’ offer, and the offering documents were mailed by Wireless to Microcell security holders on September 30, 2004. The initial offer period currently expires on November 5, 2004. The acquisition would make Wireless the largest wireless operator in Canada with over 5.1 million voice and data customers across the country, operating Canada's only nationwide GSM/GPRS/EDGE wireless network. This combination, amongst other things, would lead to measurably increased scale providing opportunities for operating and capital spending efficiencies. Completion of the transaction is subject to receipt of certain regulatory approvals and other conditions. Wireless intends to finance the purchase through cash on hand, drawdowns under its $700 million bank credit facility and a bridge loan of up to $900 million from us.

We intend that Wireless will refinance its bridge loan from us, as well as our $1.75 billion bridge credit facility, with longer-term debt financing which Wireless will most likely issue in the U.S. and/or Canadian public debt markets. Wireless is beginning a review of the various methods of transferring funds to shareholders, including us, so that we will have adequate funds to repay our $1.75 billion bridge credit facility. No decision has been made on any of these matters, and each is subject to Wireless Board approval.

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the three months ended September 30, 2004, Cable, Wireless, Media and the Blue Jays represented 34.1%, 50.3%, 14.4% and 2.9% of our consolidated revenue, respectively, offset by negative 1.8%, representing corporate items and eliminations. For the same period, Cable, Wireless and Media represented 36.8%, 57.2% and 5.1% of our consolidated operating profit, respectively, offset by negative 2.0% and 0.4%, representing the Blue Jays operating profit and corporate expenses, respectively. See the “Key Performance Indicators - Operating Profit and Operating Profit Margin” section.

Rogers Communications Inc.	5	Third Quarter 2004

The Blue Jays were consolidated effective July 31, 2004, and prior periods have not been restated, as required under Generally Accepted Accounting Principles (“GAAP”). Our net income was unaffected by this change as we had been recording 100% of the losses of the Blue Jays under the equity method of accounting.

For more detailed discussions of the Cable, Wireless, Media and Blue Jays segments and their respective results, please refer to the individual segment discussions below.

Summarized Consolidated Financial Results

(In millions of dollars, except per share	Three Months Ended September 30,			Nine Months Ended September 30,
amounts and margin)	2004	2003	% Chg	2004	2003	% Chg

Operating revenue (1)
Cable	$489.4	$445.6	9.8	$1,437.3	$1,313.0	9.5
Wireless	721.1	588.6	22.5	1,969.9	1,618.2	21.7
Media	206.8	194.7	6.2	653.4	611.1	6.9
Blue Jays	42.1	-	-	42.1	-	-
Corporate items and eliminations	(25.6)	(17.3)	-	(60.7)	(42.1)	-

Total	$1,433.8	$1,211.6	18.3	$4,042.0	$3,500.2	15.5
Operating expenses (1)
Cable	$316.3	$278.0	13.8	$919.7	$826.2	11.3
Wireless	451.5	366.3	23.3	1,233.6	1,057.5	16.7
Media	182.8	173.7	5.2	584.1	547.0	6.8
Blue Jays	51.2	-	-	51.2	-	-
Corporate items and eliminations	(23.9)	(6.5)	-	(30.1)	(10.2)	-

Total	$977.9	$811.5	20.5	$2,758.5	$2,420.5	14.0
Operating profit (2)
Cable	$173.1	$167.6	3.3	$517.6	$486.8	6.3
Wireless	269.6	222.3	21.3	736.3	560.7	31.3
Media	24.0	21.0	14.3	69.3	64.1	8.1
Blue Jays	(9.1)	-	-	(9.1)	-	-
Corporate items and eliminations	(1.7)	(10.8)	-	(30.6)	(31.9)	-

Total	$455.9	$400.1	13.9	$1,283.5	$1,079.7	18.9
Other income and expense, net (3)	394.4	417.5	(5.5)	1,281.2	1,019.3	25.7

Net income (loss)	$61.5	$(17.4)	-	$2.3	$60.4	(96.2)

Earnings (loss) per share
Basic	$0.20	$(0.13)	-	$(0.16)	$0.11	-
Diluted	$0.19	$(0.13)	-	$(0.16)	$0.10	-
Property, plant and equipment ("PP&E") expenditures
Cable	$126.5	$122.1	3.6	$344.6	$335.1	2.8
Wireless	89.9	116.4	(22.8)	305.8	292.9	4.4
Media	4.0	6.1	(34.4)	15.9	27.6	(42.4)
Blue Jays	0.2	-	-	0.2	-	-
Corporate items and eliminations	0.6	0.2	-	1.6	0.4	-

Total	$221.2	$244.8	(9.6)	$668.1	$656.0	1.8

Operating profit margin (4)	31.8%	33.0%		31.8%	30.8%

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit” section.

(3)	See the “Reconciliation of Operating Profit to Net Income (Loss)” section for specific details of these amounts.

(4)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit Margin” section.

Consolidated revenue for the three months ended September 30, 2004 was $1,433.8 million, an increase of $222.2 million, or 18.3%, from $1,211.6 million in the corresponding period of 2003.

Rogers Communications Inc.	6	Third Quarter 2004

Of the increase, Wireless contributed $132.5 million, Cable $43.8 million, Media $12.1 million and Blue Jays $42.1 million.

Consolidated operating profit for the three months ended September 30, 2004 was $455.9 million, an increase of $55.8 million, or 13.9%, from $400.1 million in the corresponding period in 2003. Of this increase, Wireless contributed $47.3 million, Cable $5.5 million and Media $3.0 million, offset by the Blue Jays loss of $9.1 million. Consolidated quarterly operating profit as a percentage of revenue decreased to 31.8% in 2004 from 33.0% in 2003 as margin contraction at Cable and the loss at the Blue Jays more than offset margin expansions at Wireless and Media.

Reconciliation of Operating Profit to Net Income (Loss)

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to net income as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements and Notes for the quarter ended September 30, 2004 (included herein)

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating profit (1)	456.0	400.1	55.9	14.0	1,283.6	1,079.6	204.0	18.9
Depreciation and amortization	(255.9)	(261.7)	5.8	(2.2)	(752.5)	(766.4)	13.9	(1.8)

Operating income	200.1	138.4	61.7	44.6	531.1	313.2	217.9	69.6
Interest on long-term debt	(116.4)	(121.9)	5.5	(4.5)	(359.3)	(373.5)	14.2	(3.8)
Gain on sale of other investments	1.5	12.9	(11.4)	(88.4)	5.5	12.9	(7.4)	(57.4)
Writedown of investments	-	-	-	-	(4.1)	-	(4.1)	-
Loss from investments accounted for by the equity method	(3.4)	(11.5)	8.1	(70.4)	(19.6)	(37.1)	17.5	(47.2)
Foreign exchange gain (loss)	35.8	5.4	30.4	-	(88.6)	242.1	(330.7)	(136.6)
Change in the fair value of derivative instruments	(7.9)	-	(7.9)	-	28.1	-	28.1	-
Loss on repayment of long-term debt	-	(17.2)	17.2	(100.0)	(20.3)	(24.8)	4.5	(18.1)
Investment and other income	3.8	(1.6)	5.4	-	11.6	1.4	10.2	-
Income tax expense	(3.4)	(3.0)	(0.4)	13.3	(8.4)	(13.5)	5.1	(37.8)
Non-controlling interest	(48.5)	(18.9)	(29.6)	-	(73.7)	(60.2)	(13.5)	22.4

Net income (loss) for the period	61.6	(17.4)	79.0	-	2.3	60.5	(58.2)	(96.2)

(1)	As defined - see “Key Performance Indicators - Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended September 30, 2004 was $255.9 million, a decrease of $5.8 million, or 2.2%, from $261.7 million in the corresponding period of 2003. This decrease is due to lower property, plant and equipment (“PP&E”) expenditure levels over the last several periods.

Operating Income

Operating income increased to $200.1 million for the three months ended September 30, 2004; an increase of $61.7 million, or 44.6%, from the $138.4 million earned in the corresponding period of 2003.

Interest on Long-term Debt

Interest expense for the three months ended September 30, 2004 was $116.4 million, a reduction of $5.5 million from $121.9 million in the corresponding period in 2003. This was primarily due to the impact of lower interest rates on the fixed rate portion of debt (due to refinancings earlier in 2004) as well as to the fact that there was less lower cost floating rate debt outstanding in the current period, largely as a result of the unwinding earlier in 2004 of certain cross-currency interest rate exchange agreements which were swapped into Canadian floating rate debt.

Rogers Communications Inc.	7	Third Quarter 2004

Losses from Investments Accounted for by the Equity Method

We use the equity method to record losses and income from investments that we do not control, but over which we are able to exercise significant influence. The equity loss for the three months ended September 30, 2004 was $3.4 million, compared to $11.5 million in 2003. Effective July 31, 2004, as a result of the redemption and cancellation of the preferred voting shares more fully described below, we began to consolidate the Blue Jays. As a result, only one month of the Blue Jays’ loss is included in losses from investments accounted for by the equity method, with the remaining two months of the Blue Jays’ results consolidated with our operations. The equity loss for the quarter consists of the Blue Jays’ losses for the month of July 2004 of $3.8 million compared to $11.9 million for the comparative quarter of 2003, offset by other equity investments with equity income of $0.4 million in the third quarter of 2004 and $0.4 million in the corresponding period of 2003.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $35.8 million in the third quarter of 2004 arose primarily from the translation of the unhedged U.S. dollar-denominated debt and reflects a strengthening of the Canadian dollar relative to that of the U.S. dollar from an exchange rate of $1.3338 as at June 30, 2004 to a rate of $1.2639 at September 30, 2004. In the corresponding period of 2003, the Canadian dollar also strengthened against the U.S. dollar, although to a lesser degree, resulting in a more modest foreign exchange gain of $5.4 million. Refer also to Note 1(b) of the Unaudited Interim Consolidated Financial Statements.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (AcG-13), we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as effective hedges for accounting purposes. Consequently, we began to account for such derivatives on a mark-to-market basis with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.

Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements and forward exchange agreements as effective hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges are marked-to-market with their change in fair value for each period either recorded in or charged against income as appropriate.

For the three months ended September 30, 2004, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $7.9 million.

This change in accounting has been adopted on a prospective basis, as described in Note 1(b) to the Unaudited Interim Consolidated Financial Statements.

Income Tax Expense

Income taxes for the three months ended September 30, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Rogers Communications Inc.	8	Third Quarter 2004

Non-Controlling Interest

Non-controlling interest, representing a 44.7% interest in Wireless’ income, resulted in a charge of $48.5 million in the three months ended September 30, 2004, as compared to a 44.2% interest in Wireless’ net income in the corresponding period in 2003, which resulted in a charge of $18.9 million. On October 13, 2004, following the end of the quarter, the non-controlling interest in Wireless of 44.7% was reduced to approximately 10.7% upon the completion of our purchase of the 34% ownership interest in Wireless previously held by AWE. As such, the amount in future periods of the non-controlling interest in Wireless’ income will reflect this significantly decreased level of minority ownership.

Net Income (Loss) and Earnings (Loss) per Share

We recorded net income of $61.6 million in the three months ended September 30, 2004, or earnings of $0.20 per share, compared to a loss of $17.4 million or a loss of $0.13 per share in 2003.

Distributions and accretions on Convertible Preferred Securities, totalling $13.5 million in the third quarter of 2004 and $13.3 million in the third quarter of 2003, had the impact of decreasing basic earnings per share by $0.05 and $0.05, respectively. See Note 8 to the Unaudited Interim Consolidated Financial Statements.

EMPLOYEES

At September 30, 2004, we had approximately 15,600 full-time equivalent (“FTE”) employees across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 600 FTEs from the levels of December 31, 2003. This increase primarily reflects increased sales, customer service, credit and collections staff and resources dedicated to the cable telephony project, partially offset by staff reductions in other areas.

Refer to the respective segment discussions below for details of Cable, Wireless and Media employee levels.

NINE MONTHS ENDED SEPTEMBER 30, 2004

Consolidated revenue for the nine months ended September 30, 2004 was $4,042.0 million, an increase of $541.8 million, or 15.5%, from $3,500.2 million in the corresponding period of 2003. Of the increase, Wireless contributed $351.7 million, Cable $124.3 million, Media $42.3 million and Blue Jays $42.1 million.

Operating expenses for the nine months ended September 30, 2004 were $2,758.5 million, an increase of $338.0 million, or 14.0%, from $2,420.5 million in the corresponding period of 2003. Of the increase, Wireless contributed $176.1 million, Cable $93.5 million, Media $37.1 million and Blue Jays $51.2 million.

Operating profit grew $203.8 million or 18.9% to $1,283.5 million for the nine months ended September 30, 2004, with Wireless contributing $175.6 million, Cable $30.8 million and Media $5.2 million, offset by a loss of $9.1 million at the Blue Jays.

For details of these changes by segment, refer to the respective segment discussions below.

Rogers Communications Inc.	9	Third Quarter 2004

In the nine months ended September 30, 2004, we recognized net income of $2.3 million, compared to net income of $60.4 million in the corresponding period of 2003. This decrease of approximately $58.1 million was primarily attributable to foreign exchange fluctuations, resulting in a foreign exchange gain of $242.1 million in 2003 compared to a loss of $88.6 million in 2004. As previously discussed, hedge accounting was not applied for the first six months of the 2004 for our derivative instruments, resulting in this charge against income due to the recognition of unrealized foreign exchange loss on the debt previously hedged. This foreign exchange loss was partially offset by a $217.9 million increase in operating income.

CABLE OVERVIEW

Cable is Canada’s largest cable television company, serving approximately 2.25 million basic subscribers representing approximately 29% of the basic cable subscribers in Canada. Cable provides digital cable services to approximately 627,000 households and Internet service to approximately 879,500 subscribers at September 30, 2004.

Cable has highly-clustered and technologically advanced broadband cable networks in Ontario, New Brunswick and Newfoundland. Its Ontario cable systems, which comprise approximately 90% of its approximately 2.25 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada; and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At September 30, 2004, 99% of the homes passed in its service areas had digital cable available and 96% of the homes passed were two-way addressable.

Cable also offers digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 288 Rogers Video stores at September 30, 2004, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless Communications Inc. (“Rogers Wireless”, “Wireless”, or “RWCI”) bills and to pick up or return Rogers digital cable and Internet equipment.

In addition, on February 12, 2004, Cable, together with ourselves, announced an initiative to deploy an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services across its cable service areas, with the roll-out of that network expected to begin in mid-2005.

CABLE STRATEGY

Cable’s business strategy is to maximize its revenue, operating income and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers. Cable remains committed to its strategy and believes that the financial and operating results of the three months and nine months ended September 30, 2004 reflect continued progress against its stated strategy.

Rogers Communications Inc.	10	Third Quarter 2004

CABLE OPERATING AND FINANCIAL RESULTS

For purposes of this discussion, Cable’s revenue has been classified according to the following categories:

•
Core cable, which includes revenue derived from: (a) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties, and (b) digital cable service, consisting of digital channel service fees, including premium and specialty service subscription fees, pay-per-view (“PPV”) service fees, video-on-demand (“VOD”) and revenue earned on the sale and rental of digital set-top terminals;

•	Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees; and

•
Rogers Video, which includes the sale and rental of DVDs, videocassettes, video games and confectionary, as well as commissions that Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

Cable’s operating expenses are segregated into three categories for assessing business performance:

•	Cost of Video store sales, which comprises Rogers Video store merchandise and depreciation related to the acquisition of DVD, videocassettes and game rental assets;

•
Sales and marketing expenses, which include sales and retention-related advertising and customer communications, as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•
Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including: (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers, as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating its Internet service; (c) technical service expenses, which includes the costs of operating and maintaining its cable networks as well as certain customer service activities such as installations and repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, consisting of the costs to operate a series of local community-based television stations in the communities served by its cable services, which have traditionally filled a unique and localized customer-oriented niche; (f) other general and administrative expenses; and (g) expenses related to the national management of the Rogers Video stores.

Rogers Communications Inc.	11	Third Quarter 2004

Summarized Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars, except margin)	2004	2003	% Chg	2004	2003	% Chg

Operating revenue (1)
Core cable	$316.4	$298.6	6.0	$933.2	$878.5	6.2
Internet	96.5	81.7	18.1	278.2	236.2	17.8

Total cable revenue	412.9	380.3	8.6	1,211.4	1,114.7	8.7
Video Stores	77.4	66.1	17.1	228.3	200.8	13.7
Intercompany eliminations	(0.9)	(0.8)	-	(2.4)	(2.5)	-

Total operating revenue	489.4	445.6	9.8	1,437.3	1,313.0	9.5
Operating expenses (1)
Cost of Video Stores sales	36.0	29.0	24.1	105.9	91.7	15.5
Sales and marketing expenses	68.3	49.3	38.5	186.0	146.8	26.7
Operating, general and administrative expenses	212.8	200.5	6.1	630.2	590.2	6.8
Intercompany eliminations	(0.9)	(0.8)	-	(2.4)	(2.5)	-

Total operating expense	316.2	278.0	13.7	919.7	826.2	11.3

Operating profit (2)
Cable	166.4	162.0	2.7	499.9	473.1	5.7
Video Stores	6.8	5.6	21.4	17.7	13.7	29.2

Total operating profit	173.2	167.6	3.3	517.6	486.8	6.3
Cable operating profit margin (3)	40.3%	42.6%		41.3%	42.4%
Video Stores operating profit margin (3)	8.8%	8.5%		7.8%	6.8%

Total (3)	35.4%	37.6%		36.0%	37.1%

PP&E expenditures	$126.5	$122.1	3.6	$344.6	$335.1	2.8

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit” section.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit Margin” section.

Cable Revenue and Subscribers

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands, except ARPU)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Homes passed					3,270.1	3,195.1	75.0	2.3
Basic cable subscribers					2,248.8	2,260.9	(12.1)	(0.5)
Basic cable, net additions (losses)	(3.5)	5.9	(9.4)	-	(20.7)	(9.5)	(11.2)	-
Core cable ARPU $	46.95	44.17	2.78	6.3	45.95	43.16	2.79	6.5
Internet subscribers (1)					879.5	736.5	143.0	19.4
Internet, net additions (1)	43.3	36.1	7.2	19.9	101.7	108.0	(6.3)	(5.8)
Internet (Residential) ARPU $	36.92	37.60	(0.68)	(1.8)	36.67	37.74	(1.07)	(2.8)
Digital terminals in service					729.3	562.7	166.6	29.6
Digital terminals, net additions	48.0	43.9	4.1	9.3	115.6	106.6	9.0	8.4
Digital households					627.0	492.1	134.9	27.4
Digital households, net additions	37.3	35.2	2.1	6.0	91.8	90.6	1.2	1.3
VIP customers					698.9	637.7	61.2	9.6
VIP customers, net additions	16.5	13.4	3.1	23.1	37.3	44.7	(7.4)	(16.6)

(1)
Effective in the third quarter of 2004, Cable modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically Cable had included both those subscribers that had the service installed and those with installations pending. The impact of this change in the presentation of Internet subscriber net additions for the three months ended September 30, 2004 and 2003 was to reduce net additions by 1,575 and 2,933, respectively. Prior period results for Internet subscribers and net additions have been conformed to this current presentation. Schedule 1 to this MD&A presents historical quarterly subscriber results under both its current and previous reporting.

Rogers Communications Inc.	12	Third Quarter 2004

Core Cable Revenue

Core cable revenue, which accounted for 64.7% of total revenues in the three-month period ended September 30, 2004, totalled $316.4 million, an increase of $17.8 million, or 6.0%, increase over 2003. Analog cable service increased year-over-year by $8.8 million due to price increases in August 2003 and July 2004, with the remaining $9.0 million increase primarily attributable to increased penetration of its digital cable services.

The increase in Core cable average monthly revenue per subscriber (“ARPU”) to $46.95 from $44.17 reflects the growing penetration of its digital products, its continued up-selling of customers into more expensive programming packages, and pricing changes. Price increases on basic service in July 2004 and August 2003 contributed to an overall lift in ARPU despite the net reduction of 3,500 basic subscribers in the current quarter, which was associated with competitive activity and the impact of price increases. The popularity of its bundled offerings and its VIP customer loyalty program has continued, with an additional 37,300 VIP members added so far during 2004, the majority of whom upgraded to more expensive tiers of service, bringing the VIP program penetration of its basic cable subscriber base to 31.1%. Cable estimates that approximately 1 million customers now subscribe to two or more of Rogers’ cable, Internet and wireless services, and expects this trend to continue as we continue to develop and advertise unique product bundles and provide for billing of multiple services on a single bill.

Internet Revenue

The growth of $14.8 million, or 18.1%, in Internet revenue primarily reflects the 19.4% increase in the number of Internet subscribers. Average revenue per residential Internet subscriber per month for the three-month period ended September 30, 2004 was $36.92, a modest decrease from $37.60 for the corresponding 2003 period, due to increased discounts as well as to an increase in the proportion of subscribers to its lower priced entry-level Internet offerings. Year-over-year, the Internet subscriber base has grown by 143,000, resulting in 39.1% Internet penetration in its service areas of basic cable households, and 26.9% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The increase of $11.3 million, or 17.1%, in Rogers Video stores revenue reflects the combination of an 11.3% increase in same-store revenues, as well as to an increase in the number of stores at September 30, 2004, to 288 compared to 276 at September 30, 2003. (“Same stores” are stores that were open for a full year in both 2004 and 2003.) The strong Video store sales results as compared to 2003 are attributable to an increase in the number of popular titles that were available in the quarter and to higher average revenue per customer visit. At the end of September 2004, many of the Rogers Video stores were integrated stores that offered access to a wide variety of cable, Internet and Rogers Wireless products and services, in addition to the core DVD and video rental and sales offerings.

Rogers Communications Inc.	13	Third Quarter 2004

Cable and Video Stores Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Cable operating expenses: (1)
Sales and marketing expenses	$38.4	$21.1	82.0	$94.5	$61.6	53.4
Operating, general and administrative expenses	208.1	197.2	5.5	617.1	580.0	6.4

Total Cable operating expenses	246.5	218.3	12.9	711.6	641.6	10.9
Video stores operating expenses
Cost of sales	36.0	29.0	24.1	105.9	91.7	15.5
Sales and marketing expenses	29.9	28.2	6.0	91.5	85.2	7.4
Operating, general and administrative expenses	4.7	3.3	42.4	13.1	10.2	28.4

Total Video stores operating expenses	70.6	60.5	16.7	210.5	187.1	12.5
Intercompany eliminations	(0.9)	(0.8)	-	(2.4)	(2.5)	-

Operating expenses	$316.2	$278.0	13.7	$919.7	$826.2	11.3

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition and Classification” section.

Cable sales and marketing expenses increased by $17.3 million, or 82.0%, in the three month period ended September 30, 2004 compared to the same period in 2003. The launch of Cable’s new Rogers Yahoo! Hi-Speed Internet offering was supported with a significant marketing campaign. In addition, Cable is continuing to invest in awareness of its unique digital cable offerings, focusing on sports, movies and VOD advantages versus satellite, as well as an increased sales and distribution presence in retail locations.

The increase of $10.9 million, or 5.5%, in Cable operating, general and administrative expenses in the three months ended September 30, 2004 compared to the same period in 2003 relates to: increased costs of programming associated with the growth in digital cable subscribers and the cost related to the deployment of digital set-top terminals, which total approximately $5.0 million; increased pension expense of $4.1 million; the impact of expensing stock options beginning in 2004 of $0.9 million; certain costs totalling $0.7 million which were expensed relating to the development of its cable telephony offering; and increased costs directly related to servicing a growing base of Internet subscribers.

The $7.0 million increase in cost of sales at the Video stores reflects the higher sales volumes as well as the increased number of store locations. The growth in store locations, from 276 stores at September 30, 2003 to 288 stores at September 30, 2004, was the primary driver of the increase in Video store sales and marketing expenses, which includes the cost of operating the stores. The modest $1.4 million increase in operating, general and administrative expenses for Video stores reflects increases in costs related to functions such as human resources and administration.

Operating Profit

The modest 2.7% growth in total Cable operating profit reflects the 8.6% revenue growth partially offset by the 12.9% increase in total Cable operating expenses. The 21.4% increase in operating profit at the Video stores was due to increased same store revenues, operating efficiencies and improved margins on the rental and sale of products.

The revenue and expense changes described above resulted in Cable’s operating margin declining year-over-year to 40.3% in the three months ended September 30, 2004, compared to 42.6% in the corresponding period of 2003. The compression of the Core Cable operating margin resulted from Cable’s increase in sales and marketing expense as Cable supported the launch of a large array of new Internet and digital services, the expensing of stock options, increased pension expense, start-up costs associated with cable telephony and accounting changes related to revenue

Rogers Communications Inc.	14	Third Quarter 2004

recognition. Video operating margins increased slightly, to 8.8% in the three-month period ended September 30, 2004 from 8.5% in the corresponding period of the prior year, as described above.

CABLE PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. Cable categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of PP&E expenditures between different cable companies. Under these industry definitions, Core Cable PP&E expenditures are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable and fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Customer premises equipment	$50.1	$50.0	0.2	$143.8	$128.5	11.9
Scaleable infrastructure	32.0	19.7	62.4	76.5	44.8	70.8
Line extensions	13.5	13.3	1.5	36.6	33.9	8.0
Upgrade and rebuild	8.3	29.0	(71.4)	33.4	84.3	(60.4)
Support capital	19.2	8.7	120.7	45.6	37.8	20.6

Core Cable PP&E expenditures	123.1	120.7	2.0	335.9	329.3	2.0
Video Stores PP&E expenditures	3.4	1.4	142.9	8.7	5.8	50.0

Rogers Cable PP&E expenditures	$126.5	$122.1	3.6	$344.6	$335.1	2.8

The significant factors driving the 3.6% year-over-year increase in Cable’s PP&E expenditures were spending on scaleable infrastructure, which increased by $12.3 million, of which $15.5 million was related to spending on its cable telephony initiative; and an increase in support capital of $10.5 million. These increases were offset by reduced spending on upgrades and rebuild of $20.7 million. As at September 30, 2004, approximately 93.1% of the cable network was upgraded to 750 MHz or greater, and 85% of the cable network was upgraded to 860 MHz, as compared to approximately 36% at 860 MHz at September 30, 2003.

CABLE EMPLOYEES

Cable had approximately 5,690 full-time-equivalent employees (“FTE”) at September 30, 2004, an increase of 220 from 5,470 at December 31, 2003. The increase in the FTE levels was spread across a number of operating areas, including resources dedicated to the cable telephony project. Cable also relies on employees of RCI in the area of, amongst other things, customer service call

Rogers Communications Inc.	15	Third Quarter 2004

centres, for a material amount of services. These employees are not included in the FTE levels that Cable reports.

CABLE NINE MONTHS ENDED SEPTEMBER 30, 2004

Operating revenue grew to $1,437.3 million for the nine months ended September 30, 2004, an increase of 9.5% compared to 2003, as a result of consistent quarterly revenue growth. The level of revenue growth at Cable increased in the third quarter due to rate increases and to the continued growth in Internet and digital cable subscribers. Video store revenue in the first nine months of 2004 increased by 13.7% over 2003 due to a combination of the increase in same-store revenues and the increase in the number of store locations.

Operating expense levels increased by 11.3% in the nine months ended September 30, 2004 as compared to the corresponding period in 2003, largely attributable to increased levels of sales and marketing spending in Cable supporting the launch of new product and service offerings and to the growth in Internet and digital cable subscribers.

The combination of growth in revenue and operating expenses resulted in an increase in operating profit of 6.1% to $488.9 million for the nine months ended September 30, 2004 as compared to the corresponding period in 2003.

WIRELESS OVERVIEW

Wireless is a leading Canadian wireless communications service provider, serving more than 4.2 million customers at September 30, 2004, including over 4.0 million wireless voice and data subscribers and approximately 211,000 one-way messaging (paging) subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (TDMA) and analog cellular network. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Wireless’ seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode and approximately 93% of the population in analog mode. Wireless estimates that its more than 4.0 million wireless voice and data subscribers represent approximately 13% of the Canadian population residing in its coverage area and approximately 28% of the wireless voice and data subscribers in Canada.

Subscribers to its wireless services have access to these services in the U.S. through its roaming agreements with various U.S. wireless operators. Wireless’ subscribers also have wireless access internationally in over 140 countries, including throughout Europe, Asia and Latin America, through roaming agreements with other wireless providers.

WIRELESS STRATEGY

Wireless’ business strategy is to achieve profitable growth within the Canadian wireless communications industry. The elements of this strategy are designed to maximize its cash flow and return on investment. Wireless remains committed to this strategy, and it believes that the financial and operating results for the three months and nine months ended September 30, 2004, reflect continued progress in line with its stated strategies.

Rogers Communications Inc.	16	Third Quarter 2004

To further its investment and scale position in the Canadian wireless communications market, Wireless and RCI announced two significant structural and strategic developments during the third quarter of 2004: an agreement for RCI to acquire from AWE its 34% interest in Rogers Wireless and a bid to acquire 100% ownership of Microcell.

SUMMARY WIRELESS FINANCIAL RESULTS

For the Third Quarter Ended September 30, 2004

For purposes of this discussion, revenue has been classified according to the following categories:

•	Postpaid voice and data revenues generated principally from:

	–	Monthly fees;
	–	Airtime and long-distance charges;
	–	Optional service charges;
	–	System access fees; and
	–	Roaming charges.

•	Prepaid revenues generated principally from charges for airtime, long-distance and text messaging;

•	One-way messaging (paging) revenues generated from monthly fees and usage charges; and

•
Equipment revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct fulfillment by its customer service groups, Rogers.com e-business Web site, and telesales. Equipment revenue includes activation fees. Equipment subsidies and other incentives related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment revenue.

Operating expenses are segregated into three categories for assessing business performance:

•	Cost of equipment sales;

•
Sales and marketing expenses, which represent costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, and remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;

•
Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis, including inter-carrier payments to roaming partners and long-distance carriers, and the Canadian Radio-television and Telecommunications Commission (“CRTC”) contribution levy. As well, it includes costs to service existing subscriber relationships, including retention costs (other than those related to equipment).

Rogers Communications Inc.	17	Third Quarter 2004

Summarized Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Operating revenue (1)
Postpaid (voice and data)	$604.6	$510.8	18.4	$1,678.5	$1,408.3	19.2
Prepaid	25.0	21.2	17.9	75.2	64.0	17.5
One-way messaging	6.0	6.8	(11.8)	18.7	21.1	(11.4)

Network revenue	635.6	538.8	18.0	1,772.4	1,493.4	18.7
Equipment revenue	85.5	49.8	71.7	197.5	124.8	58.3

Total operating revenue	721.1	588.6	22.5	1,969.9	1,618.2	21.7
Operating expenses (1)
Cost of equipment sales	151.6	94.6	60.3	357.5	252.0	41.9
Sales and marketing expenses	89.6	85.2	5.2	266.4	250.1	6.5
Operating, general and administrative expenses	210.4	186.5	12.8	609.7	555.4	9.8

Total operating expenses	451.6	366.3	23.3	1,233.6	1,057.5	16.7
Operating profit (2)	269.5	222.3	21.2	736.3	560.7	31.3
PP&E Expenditures (3)	$89.9	$116.4	(22.8)	$305.8	$292.9	4.4
Operating profit margin as % of network revenue (4)	42.4%	41.3%		41.5%	37.5%

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(4)	Calculated by dividing operating profit by network revenue as detailed below:

	Three Months Ended September 30,		Nine Months Ended September 30,

(In millions of dollars)	2004	2003	2004	2003

Operating profit	$269.5	$222.3	$736.3	$560.7
Divided by network revenue	$635.6	$538.8	$1,772.4	$1,493.4
Operating profit margin	42.4%	41.3%	41.5%	37.5%

Rogers Communications Inc.	18	Third Quarter 2004

Wireless Network Revenue and Subscribers

	Three Months Ended September 30, 2004				Nine Months Ended September 30, 2004

(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Postpaid (Voice and Data)
Gross additions	268.2	252.3	15.9	6.3	764.1	683.1	81.0	11.9
Net additions	88.8	97.1	(8.3)	(8.5)	260.3	234.0	26.3	11.2
Total subscribers					3,289.9	2,863.4	426.5	14.9
ARPU ($) (1)	62.18	60.56	1.62	2.7	59.10	57.27	1.83	3.2
Average monthly usage (minutes)	397	374	23	6.1	388	360	28	7.8
Churn (%)	1.85	1.85	-	-	1.78	1.84	(0.06)	(3.3)
Prepaid
Gross additions	73.1	73.4	(0.3)	(0.4)	192.3	190.0	2.3	1.2
Net additions (losses)	8.7	18.1	(9.4)	(51.9)	(26.4)	(4.4)	(22.0)	-
Adjustment to subscriber base (2)					-	(20.9)	20.9	-
Total subscribers					733.4	753.4	(20.0)	(2.7)
ARPU ($)	11.45	9.46	1.99	21.0	11.37	9.40	1.97	21.0
Churn (%)	2.96	2.48	0.48	19.4	3.31	2.85	0.46	16.1
Total - Postpaid and Prepaid
Gross additions	341.3	325.7	15.6	4.8	956.4	873.1	83.3	9.5
Net additions	97.5	115.2	(17.7)	(15.4)	233.9	229.6	4.3	1.9
Adjustment to subscriber base (2)					-	(20.9)	20.9	-
Total subscribers					4,023.3	3,616.8	406.5	11.2
ARPU (blended) ($) (1)	52.88	49.85	3.03	6.1	50.09	46.89	3.20	6.8
One-Way Messaging
Gross additions	7.6	8.3	(0.7)	(8.4)	23.4	33.5	(10.1)	(30.1)
Net losses	(10.7)	(14.8)	4.1	-	(30.7)	(43.9)	13.2	-
Total subscribers					210.6	258.4	(47.8)	(18.5)
ARPU ($)	9.19	8.58	0.61	7.1	9.15	8.36	0.79	9.4
Churn (%)	2.77	2.89	(0.12)	(4.2)	2.63	3.04	(0.41)	(13.5)

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

(2)
Wireless’ policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. In 2003, as part of a review of prepaid subscriber usage, it determined that a number of subscribers who only had non-revenue usage (e.g. calls to customer service) were being included in the prepaid subscriber base. Wireless determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

Wireless Network Revenue

Network revenue of $635.6 million accounted for 88.1% of Wireless’ total revenues in the three months ended September 30, 2004, an increase of 18.0% from the corresponding period in 2003. This growth reflects the 11.2% increase in the number of wireless voice and data subscribers from September 30, 2003 combined with a 6.1% year-over-year increase in blended postpaid and prepaid ARPU.

Postpaid voice and data gross subscriber additions in the three months ended September 30, 2004 represented 78.6% of total gross activations and 91.1% of its total net additions. Wireless has continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers.

The 2.7% year-over-year increase in average monthly revenue per postpaid voice and data subscriber in the quarter ended September 30, 2004 reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. With the continued increase in the portion of its customer base using GSM handsets, it has experienced significant increases in roaming revenues from our subscribers travelling outside of Canada, as

Rogers Communications Inc.	19	Third Quarter 2004

well as strong growth in roaming revenues from visitors to Canada utilizing our network. The 90.1% growth in data revenues, from $19.1 million for the three months ended September 30, 2003 to $36.3 million for the three months ended September 30, 2004, represented approximately 90.7% of the $1.62 increase in postpaid ARPU.

Prepaid ARPU increased to $11.45 in the third quarter of 2004, compared to $9.46 in 2003, as a result of changes to prices introduced in 2003 together with higher usage per subscriber. The higher prepaid ARPU also reflects increased use of text messaging by prepaid subscribers.

Wireless’ postpaid voice and data subscriber churn rate of 1.85% in the three months ended September 30, 2004 was unchanged from the third quarter of 2003 and reflects its continued utilization of longer term customer contracts and focused subscriber retention efforts. During the third quarter, it continued to experience increased levels of customers being deactivated for non-payment. As a result, Wireless has implemented more restrictive credit requirements early in the fourth quarter. The increase in prepaid churn to 2.96% from 2.48% in the prior year period reflects the minimal sales and marketing resources applied to its prepaid offerings given its postpaid focus, combined with highly competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn has declined year-over-year to 2.77%, while one-way messaging ARPU has increased by 7.1%, reflecting pricing changes implemented in earlier periods. With 210,600 paging subscribers, Wireless continues to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

In the three months ended September 30, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $85.5 million, up $35.7 million, or 71.7%, from the corresponding period in 2003. This significant increase in equipment revenue reflects the higher volume of handset upgrades associated with its retention programs, combined with the generally higher price points of more sophisticated handsets and devices and the higher volume of postpaid voice and data subscriber gross additions.

Wireless Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating expenses (1)
Cost of equipment sales	$151.6	$94.6	$57.0	60.3	$357.5	$252.0	$105.5	41.9
Sales and marketing expenses	89.6	85.2	4.4	5.2	266.4	250.1	16.3	6.5
Operating, general and administrative expenses	210.3	186.5	23.8	12.8	609.7	555.4	54.3	9.8

Total operating expenses	$451.5	$366.3	$85.2	23.3	$1,233.6	$1,057.5	$176.1	16.7

Average monthly operating expense per subscriber before sales and marketing expenses (1)	$19.59	$17.69	$1.90	10.7	$18.47	$17.68	$0.79	4.5
Sales and marketing costs per gross subscriber addition (1)	$344	$340	$4	1.2	$359	$367	$(8)	(2.2)

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

Rogers Communications Inc.	20	Third Quarter 2004

The $57.0 million increase in the cost of equipment sales reflects the significantly increased handset upgrade activity associated with our retention programs and increased activations of new subscribers. Both the new subscriber acquisition and subscriber retention programs were influenced by the trend to higher-priced feature-rich colour phones and data devices.

The 5.2% year-over-year increase in total sales and marketing expenses in the three months ended September 30, 2004, as compared to the corresponding period in 2003, primarily reflects the higher variable acquisition costs associated with the 6.3% year-over-year increase in the number of postpaid voice and data gross additions. Variable sales and marketing expenses increased in line with our strategy of offering customers incentives to enter into multi-year service contracts. In the third quarter of 2004, Wireless introduced three year contracts for its postpaid customers and it was able to drive 67.0% of its postpaid gross additions in the current quarter to this new contract term. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in the three months ended September 30, 2004, as compared to the prior year quarter, largely due to increased advertising costs. These factors resulted in the 1.2% increase in our sales and marketing costs per gross addition to $344.

The year-over-year increase in operating, general and administrative expenses of $23.8 million, or 12.8%, as compared to the corresponding period in 2003, is primarily attributable to higher credit and collection costs, increases in retention spending and growth in network operating expenses reflective of the growth in our customer base, offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of customer loyalty and renewal programs, as well as residual payments to agents and distributors for ongoing service for certain existing customers.

The year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $19.59 in the third quarter of 2004 reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses. Total retention spending (including subsidies on handset upgrades) increased to $58.9 million in the third quarter of 2004 as compared to $36.7 million in the corresponding period in 2003. Retention spending, both on an absolute and per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens.

Wireless Operating Profit

Operating profit grew by $46.2 million, or 21.2%, to $269.5 million in the three months ended September 30, 2004, from $222.3 million in the third quarter of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, increased to 42.4% from 41.3% in the third quarter of 2003 due to the strength of network revenue growth.

WIRELESS PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

PP&E expenditures totalled $89.9 million for the three months ended September 30, 2004, a decrease of $26.5 million, or 22.8%, from $116.4 million in the corresponding period in 2003. Network-related PP&E expenditures were $70.0 million compared to $94.9 million in the prior year, and included $27.5 million for capacity expansion of the GSM/GPRS network and transmission, compared to $39.6 million in the third quarter of 2003. The remaining balance of $42.5 million in network-related PP&E expenditures related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services.

Rogers Communications Inc.	21	Third Quarter 2004

Other PP&E expenditures consisted of $16.0 million for information technology initiatives, and $3.9 million for call centres and other facilities and equipment.

WIRELESS EMPLOYEES

Wireless had approximately 2,567 full-time-equivalent employees (“FTE”) at September 30, 2004, an increase of 203 from 2,364 at December 31, 2003. The increase in the FTE levels was primarily in the areas of credit and collections, network operations and information technology. Wireless also relies on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These employees are not included in FTE levels that Wireless reports.

WIRELESS NINE MONTHS ENDED SEPTEMBER 30, 2004

The year-over-year revenue trends experienced in the first half of the year continued, with network revenue increasing by 18.7% to $1,772.4 million for the nine months ended September 30, 2004. The revenue growth was driven by the increase in the postpaid subscriber base and by the year-over-year increase in postpaid (voice and data) ARPU, which was up 3.2% to $59.10.

Operating expenses for the nine months ended September 30, 2004 increased by 16.5% to $1,242.4 million as compared to $1,066.0 million in the corresponding period of 2003. Operating expenses were modestly higher in the third quarter of 2004 as compared to the first and second quarters, due to higher costs of equipment sales attributable to volume increases in sales and retention, increased sales and marketing costs as a result of increased levels of gross additions, and higher operating, general and administrative expenses related to increased levels of retention and collection costs.

MEDIA OVERVIEW

Rogers Media holds Rogers radio and television broadcasting operations, its consumer and trade publishing operations, and its televised home shopping service. Within Media, the Broadcasting group (“Broadcasting”) includes our 43 radio stations (“Radio”) across Canada (33 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licenced to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (OLN), Tech TV Canada, The Biography Channel Canada, and certain other minority interest investments. In addition, effective January 2, 2004, Broadcasting entered into a partnership with CTV Specialty Television Inc. (“CTV”) in which 50% of CTV’s mobile production and distribution business was acquired for $21.3 million, including working capital adjustments and net of cash acquired. Our interest in this partnership, “Dome Productions”, is proportionately consolidated with the results of the Television group (“Television”). The Publishing group (“Publishing”) publishes approximately 70 consumer, trade, and professional publications. In addition to its traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of the individual broadcasting and

Rogers Communications Inc.	22	Third Quarter 2004

publishing properties, and has a Web-commerce distribution channel associated with The Shopping Channel.

MEDIA STRATEGY

Media seeks to maximize revenues, operating income and return on invested capital across each of its businesses through leveraging our brands, exploiting our ability to sell targeted media and cross-promoting our properties. Media remains committed to this strategy and believes that the financial and operating results for the third quarter of 2004 reflect continued progress.

Summarized Media Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Operating revenue
Publishing	$65.0	$62.8	3.5	$205.3	$208.1	(1.3)
Radio	46.8	41.8	12.0	144.7	124.5	16.2
Television	44.0	42.0	4.8	146.0	128.2	13.9
The Shopping Channel	53.7	48.6	10.5	165.9	151.1	9.8
Corporate items, eliminations and other	(2.7)	(0.5)	-	(8.5)	(0.8)	-

Total operating revenue	206.8	194.7	6.2	653.4	611.1	6.9

Operating expenses
Cost of sales	33.0	30.4	8.6	102.7	95.0	8.1
Sales and marketing	43.3	41.0	5.6	135.8	125.5	8.2
Operating, general and administrative	106.5	102.3	4.1	345.6	326.5	5.8

Total operating expenses	182.8	173.7	5.2	584.1	547.0	6.8

Operating profit (1)
Publishing	2.6	2.6	-	12.8	16.2	(21.0)
Radio	12.8	8.5	50.6	35.1	24.7	42.1
Television	7.9	8.0	(1.3)	19.7	18.7	5.3
The Shopping Channel	4.7	3.6	30.6	14.6	11.0	32.7
Corporate items, eliminations and other	(4.0)	(1.7)	-	(12.9)	(6.5)	-

Total operating profit (1)	$24.0	$21.0	14.3	$69.3	$64.1	8.1

Operating profit margin(2)
Publishing	4.0%	4.1%		6.2%	7.8%
Radio	27.4%	20.3%		24.3%	19.8%
Television	18.0%	19.0%		13.5%	14.6%
The Shopping Channel	8.8%	7.4%		8.8%	7.3%

	11.6%	10.8%		10.6%	10.5%

Additions to property, plant and equipment	4.0	6.1	(34.4)	15.9	27.6	(42.4)

(1)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit” section.

(2)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit Margin” section. Refer to table below for details of calculation.

Rogers Communications Inc.	23	Third Quarter 2004

	Three Months Ended September 30,		Nine Months Ended September 30,

(In millions of dollars)	2004	2003	2004	2003

Publishing
Operating profit	$2.6	$2.6	$12.8	$16.2
Divided by revenue	$65.0	$62.8	$205.3	$208.1

Total Publishing operating profit margin	4.0%	4.1%	6.2%	7.8%
Radio
Operating profit	$12.8	$8.5	$35.1	$24.7
Divided by revenue	$46.8	$41.8	$144.7	$124.5

Total Radio operating profit margin	27.4%	20.3%	24.3%	19.8%
Television
Operating profit	$7.9	$8.0	$19.7	$18.7
Divided by revenue	$44.0	$42.0	$146.0	$128.2

Total Television operating profit margin	18.0%	19.0%	13.5%	14.6%
The Shopping Channel
Operating profit	$4.7	$3.6	$14.6	$11.0
Divided by revenue	$53.7	$48.6	$165.9	$151.1

Total Shopping Channel operating profit margin	8.8%	7.4%	8.8%	7.3%
Total Media
Operating profit	$24.0	$21.0	$69.3	$64.1
Divided by revenue	$206.8	$194.7	$653.4	$611.1

Total Media operating profit margin	11.6%	10.8%	10.6%	10.5%

Media Revenue Overview

Media’s revenue of $206.8 million in the three months ended September 30, 2004 represented an increase of $12.1 million, or 6.2%, from $194.7 million in the corresponding period of 2003. The Media revenue growth was led by Radio, which increased 12.0%, and The Shopping Channel, which grew 10.5%, as well as modest growth at Publishing and the contribution from the acquisition of our 50% interest in Dome Productions. This growth was partially offset by declines at our Sportsnet and OMNI television properties. Further details with respect to each group are provided below.

Media Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Publishing
Sales and marketing	$17.7	$17.1	3.5	$54.0	$53.8	0.4
Operating, general and administrative	44.7	43.1	3.7	138.4	138.1	0.2

Total Publishing	62.4	60.2	3.7	192.4	191.9	0.3
Radio
Sales and marketing	13.3	12.9	3.1	44.1	37.9	16.4
Operating, general and administrative	20.7	20.4	1.5	65.5	61.9	5.8

Total Radio	34.0	33.3	2.1	109.6	99.8	9.8
Television
Sales and marketing	3.0	3.0	0.0	10.2	9.4	8.5
Operating, general and administrative	33.1	31.0	6.8	116.3	100.1	16.2

Total Television	36.1	34.0	6.2	126.5	109.5	15.5
The Shopping Channel
Cost of sales	33.0	30.4	8.6	102.7	95.0	8.1
Sales and marketing	9.3	8.0	16.3	27.5	24.4	12.7
Operating, general and administrative	6.7	6.6	1.5	21.1	20.8	1.4

Total Shopping Channel	49.0	45.0	8.9	151.3	140.2	7.9
Corporate items, eliminations and other	1.3	1.2	-	4.3	5.6	(23.2)

Total operating expenses	$182.8	$173.7	5.2	$584.1	$547.0	6.8

Rogers Communications Inc.	24	Third Quarter 2004

Total Media operating expenses for the three months ended September 30, 2004 were $182.8 million, up $9.1 million, or 5.2%, over the corresponding period in 2003, as discussed in detail below.

Total operating profit in the three months ended September 30, 2004 was $24.0 million, a year-over-year increase of $3.0 million, or 14.3%, compared to the corresponding period in 2003. Further details with respect to each group are provided below.

Publishing

Publishing experienced revenue growth of $2.2 million in the three months ended September 30, 2004 as compared to the corresponding period in 2003. The increase in revenue was due largely to the launch of LouLou Magazine in August 2004 combined with continued strength in the Womens’ Publications group. These increases in revenue were offset by a $2.2 million increase in operating expenses, primarily reflecting start-up costs associated with the launch of LouLou resulting in flat year-over-year operating profit for the quarter ended September 30, 2004. Also in the quarter, Publishing closed its Physicians’ Financial News publication.

Radio

The $5.0 million year-over-year increase in Radio’s quarterly revenues reflects the success of the Jack-FM format in several of our markets as well as strong results at 680 News in Toronto. Operating expenses at Radio increased $0.7 million, or 2.1%, due to additional variable costs associated with the growth in Radio’s revenue. The growth in revenues, offset slightly by the increase in operating expenses, led to $4.3 million, or 50.6%, quarterly operating profit growth at Radio to $12.8 million.

Television

Television operations include the results of OMNI.1, OMNI.2, Rogers Sportsnet and our 50% interest in Dome Productions. The $2.0 million increase in Television’s revenues in the three months ended September 30, 2004 arose from the 50% interest in Dome Productions acquired during 2004, as Television, in general, experienced softness with respect to national advertising sales at both our Sportsnet and OMNI properties. Television’s operating expenses increased by $2.1 million as the result of the acquisition of Dome Productions as well as increased programming costs at OMNI. As a result of the modest growth in revenues and the increase in operating costs, Television’s operating profit decreased by $0.1 million in the current quarter compared to the corresponding period in 2003. With the current NHL player lockout, Sportsnet is facing the likelihood of reduced advertising revenue due to NHL hockey games that will not be played. However, this revenue loss will be offset by a reduction in programming and production costs from not producing the games. If there is a relatively timely resolution of the NHL labour dispute, advertising revenue for the games will likely be slow to return, but programming and production costs would begin to be incurred immediately.

The Shopping Channel

The Shopping Channel’s revenue growth of 10.5% reflects a generally improved retail climate in the current quarter relative to the prior year quarter, which reflected the negative impact of the SARS outbreak and the black-out. During the quarter, the Shopping Channel’s off-air sales, which includes catalogue, Internet, and physical store sales, increased to 27.5% of revenue compared to 26.0% in the third quarter of 2003. Strong sales of selected product categories (including fashion jewellery and health and beauty products), reduced product return

Rogers Communications Inc.	25	Third Quarter 2004

rates, operating efficiencies at our national distribution centre and favourable exchange rates, combined to drive a 140 basis point increase in operating profit margins and a 30.6% increase in operating profit to $4.7 million.

MEDIA PP&E EXPENDITURES

Total Media PP&E expenditures for the three months ended September 30, 2004 were $4.0 million, compared to $6.1 million for the corresponding quarter in 2003. The decline in the current quarter expenditures primarily reflects expenditures associated with the construction of a new national distribution centre for The Shopping Channel in 2003.

MEDIA EMPLOYEES

At September 30, 2004, Media had 3,080 FTEs, an increase of 60 from 3,020 FTEs at December 31, 2003. The increase primarily relates to the launch of LouLou and increases in sales and marketing staff.

MEDIA NINE MONTHS ENDED SEPTEMBER 30, 2004

Operating revenue increased by $42.3 million, or 6.9%, for the nine months ended September 30, 2004 as compared to the corresponding period in 2003. The growth was driven primarily by increases at Radio of $20.2 million, The Shopping Channel of $14.8 million, and Dome Productions of $18.5 million, of which we acquired a 50% interest during 2004. These were partially offset by declines at our Publishing and OMNI television properties.

Operating expenses increased by $37.1 million for the nine months ended September 30, 2004 as compared to the corresponding period in 2003, due to increased programming costs at Radio and Television as well as higher sales and marketing costs. As a result, total operating profit was $69.3 million in the nine months ended September 30, 2004, a year-over-year increase of $5.2 million, or 8.1%, compared to the corresponding period in 2003.

BLUE JAYS OPERATING AND FINANCIAL RESULTS

Effective July 31, 2004, due to the redemption of the Class A preferred voting shares as more fully described below, we began to consolidate the Blue Jays. As a result, only one month of the Blue Jays’ equity loss is included in losses from investments accounted for by the equity method, and the remaining two months are consolidated with our operations.

The requirement to consolidate the Blue Jays resulted from the redemption and cancellation by Blue Jays Holdco Inc. (“Blue Jays Holdco”) of all of the outstanding preferred voting securities held by RTL. Refer to the New Accounting Standards for significant accounting policies related to the Blue Jays.

During the two months ended September 30, 2004, the Blue Jays generated revenue of $42.1 million primarily related to baseball revenue, which comprises home game and concession revenue, and revenue generated from Major League Baseball’s revenue sharing agreement whereby funds are distributed to and from clubs based on the clubs’ respective revenues.

Operating expenses for the two months ended September 30, 2004 were $51.2 million, which consist primarily of player salaries, team costs, scouting and stadium operations. During the quarter, the Blue Jays took a non-cash write off of $15.2 million relating to deferred receivables

Rogers Communications Inc.	26	Third Quarter 2004

which were considered uncollectible. As such, an operating loss of $9.1 million was recognized for the two months ended September 30, 2004.

On a cash basis, for the quarter ended September 30, 2004, we advanced the Blue Jays $7.8 million compared to $22.2 million in the third quarter of 2003.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash flows from operating activities before changes in non-cash working capital items for the three months ended September 30, 2004 increased by $67.6 million to $345.2 million, up from $277.6 million in the third quarter of 2003, reflecting the increase in operating profit of $55.8 million.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2004, cash generated from operations decreased by $4.5 million to $356.7 million, compared to $361.2 million in the corresponding quarter of 2003.

Cash flow from operations of $356.7 million, together with the following items, resulted in total net funds of $361.5 million raised in the three months ended September 30, 2004:

•	$3.3 million from the issuance of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options; and

•	proceeds on the sale of investments of $1.5 million.

Net funds used during the three months ended September 30, 2004 totalled approximately $348.3 million, the details of which include:

•	net PP&E expenditures of $186.7 million;

•	net repayments of bank credit facilities of $105.5 million;

•	redemption of Blue Jays Holdco Class A Preferred Shares held by RTL for $30.0 million;

•	payment of dividends of $11.7 million on Class B Non-Voting shares and Class A Voting shares;

•	distributions on Convertible Preferred Securities of $8.3 million;

•	other investments aggregating $5.1 million, including $2.0 million for advances in July to the Blue Jays; and

•	net reduction of $1.0 million of capital leases and mortgages and other debt.

As a result of the above, our cash and cash equivalents increased in the third quarter by $13.2 million which, together with the opening cash balance of $203.7 million, resulted in a closing cash balance of $217.0 million.

Financing

Our long-term financial instruments as at December 31, 2003 are described in Note 10 to the 2003 Annual Consolidated Financial Statements.

Rogers Communications Inc.	27	Third Quarter 2004

During the nine-month period ending September 30, 2004, the following financings and redemptions were completed:

In January, 2004, Cable established a dividend/distribution policy to distribute $6.0 million per month to RCI on a recurring basis, starting in January 2004. During the three months and nine months ended September 30, 2004, Cable distributed $18.0 and $54.0 million, respectively, to RCI.

On February 20, 2004, Wireless completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014, and on March 26, 2004 used approximately US$734.7 million of the proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9.375% Senior Secured Debentures due 2008. Also on February 20, 2004, Wireless unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. In February, Wireless also entered into US$750 million notional amount of new cross-currency interest rate exchange agreements.

As a result of these transactions, Wireless recorded a loss on repayment of $2.3 million, which included redemption premiums of $34.7 million and the write-off of deferred financing costs of $7.8 million, offset by a $40.2 million gain on the release of the deferred transitional gain related to the cross-currency interest rate exchange agreements that were unwound during the first quarter. The cross-currency interest exchange agreement were previously treated as effective hedges for accounting purposes prior to the adoption of the new rules with respect to accounting for hedges, as discussed in Note 1(b) to the Unaudited Interim Consolidated Financial Statements.

On February 23, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of debt of $18.0 million.

On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014. During the first quarter of 2004, Cable entered into an aggregate US$525.0 million notional amount of new cross-currency interest rate exchange agreements.

On September 30, 2004, Wireless mailed a cash offer to acquire all of the outstanding equity securities of Microcell. The estimated cash cost is approximately $1.4 billion. We expect the aggregate net cost to increase to approximately $1.6 billion, including the repayment of Microcell’s bank debt net of Microcell’s cash on hand. The funding for this acquisition, if completed, will comprise of: utilization of Wireless’ cash on hand; drawdowns under Wireless’ committed $700 million bank credit facility; and proceeds from a bridge loan from RCI of up to $900 million. The bridge loan will have a term of up to two years from the date of drawdown and will be made on an unsecured subordinated basis. The loan will bear interest at 6% per annum and will be prepayable in whole or in part without penalty. RCI in turn intends to fund the bridge loan of up to $900 million using cash on hand, cash to be received from Cable in the form of a return of capital and cash to be received from Media in the form of a partial repayment of an intercompany advance made by us to Media. Each of Cable and Media will make drawdowns under its committed bank credit facilities to fund the cash transfers to RCI. RCI expects that Cable will distribute up to $660 million, of which up to

Rogers Communications Inc.	28	Third Quarter 2004

$600 million will be used by RCI to partially fund the $900 million bridge loan to Rogers Wireless.

On October 13, 2004, we purchased 48,594,172 Class B Restricted Voting shares of RWCI owned by JVII, an entity wholly-owned by AWE. The cash price of $36.37 per share totalled approximately $1.767 billion. This acquisition was funded by RCI, with a $1.75 billion secured bridge credit facility with a term of up to two years to October 12, 2006. The facility was provided by a group of Canadian financial institutions and is secured by a pledge of all of the shares of Cable and Wireless that are owned by RCI or any of its subsidiaries. The company may borrow at various rates, including the bank prime rate plus 0.50% to 2.25% per annum, the bankers’ acceptance rate plus 1.50% to 3.25% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1.50% to 3.25% per annum. The bridge credit facility contains mandatory repayments, subject to certain exceptions, from the incurrence of debt and/or equity at RCI or Wireless. The bridge credit facility also requires the maintenance of certain financial ratios on a quarterly basis.

RCI intends that Wireless will refinance its bridge loan from RCI of up to $900 million as well as RCI’s $1.75 billion bridge credit facility with longer-term debt financing, which Wireless will most likely issue in the U.S. and/or Canadian public debt markets. Wireless is beginning a review of the various methods of transferring funds to shareholders, including RCI, so that RCI will have adequate funds to repay its $1.75 billion bridge credit facility. No decision has been made on any of these matters, and each is subject to Wireless Board approval.

There can be no assurance that Wireless will be successful in raising the intended amount of longer-term debt financing on terms acceptable to Wireless, or if successful, how such financing will impact the future ability of Wireless and/or RCI to issue additional debt.

We structure our borrowings generally on a stand-alone basis. Therefore, borrowings by each of our three principal operating groups are generally secured only by the assets of the respective entities within each operating group, and such instruments generally do not provide for guarantees or cross-collateralization or cross-defaults between groups. Currently, no such guarantees or cross-collateralizations or cross-defaults between the groups exist.

At September 30, 2004, our long-term committed bank credit facilities provided for aggregate credit of $2.28 billion, of which nil was drawn down. Generally, access to these credit facilities is subject to compliance within certain debt-to-operating profit ratios; and at September 30, 2004, based upon the most restrictive covenants under our bank credit facilities and public debt instruments, we could have borrowed additional long-term debt under existing credit facilities of approximately $2.18 billion, including $400.0 million available for the repayment of debt maturing in Cable in 2005. In addition, $217.0 million was available as cash on hand at September 30, 2004.

Of all our debt instruments, the provisions of our bank loan agreements generally impose the most restrictive limitations on the operations and activities of the companies governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests (based upon certain ratios of debt to operating profit), restrictions upon additional investments, sales of assets, and distributions to shareholders. We and our subsidiaries are currently in compliance with all of the covenants under the respective debt instruments, and we expect to remain in compliance with all covenants. (See Note 10 to the 2003 Annual

Rogers Communications Inc.	29	Third Quarter 2004

Consolidated Financial Statements for details of the specific debt instruments outstanding as of December 31, 2003.)

Cable’s amended and restated $1.075 billion bank credit facility, which was established on January 2, 2002, comprises of two tranches: (a) the $600.0 million Tranche A which matures on January 2, 2009, and (b) the $475.0 million Tranche B, which reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September, 2003 Cable amended its bank credit facility to eliminate the possibility of earlier-than-scheduled maturity of Tranche B. Availability of a $400.0 million portion of Tranche B has been reserved to repay Cable’s Senior Secured Notes due 2005. The $400.0 million reserved amount will be reduced by an amount equal to any repayment of the Notes due 2005 made from time to time from any source including Tranche B and, as a result, an amount equal to such repayments becomes available to Cable under Tranche B.

On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700 million bank credit facility, which provided, among other things, for a two-year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140 million on each of April 30, 2008 and April 30, 2009, with the maturity date on April 30, 2010. The proviso for early maturity in the event that Wireless’ 10 ½% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive; the restriction on the annual amount of PP&E expenditures has been eliminated; and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

Media’s revolving $500.0 million bank credit facility is due on September 30, 2006.

We believe that if the proposed maximum $660 million distribution by Cable to RCI is not at least partially reinvested in Cable by RCI on or before March 15, 2005, then Cable will require additional cash funding sources in order to satisfy its 2005 funding requirements. Additional debt would be the most likely source of funding.

On April 28, 2004, following AWE’s decision to explore the sale of its 34% stake in Rogers Wireless, Standard & Poor’s (S&P) placed the credit ratings on all of the Rogers companies on “Credit Watch with negative implications”. S&P has historically rated Wireless on a stand-alone basis, but indicated that it would revert to a consolidated basis when AWE sold its 34% stake to RCI following our announcement that we had reached an agreement to purchase AWE’s 34% stake in Wireless. On September 14, 2004, S&P said that it had consolidated and equalized the long-term corporate credit ratings for RCI and Wireless. The ratings remain on “credit watch with negative implications” due to the uncertainty with regard to Wireless’ bid for Microcell. The previous debt ratings were: for RCI senior unsecured debt, BB- with a negative outlook; for Cable’s senior secured and subordinated debt, BBB- with a negative outlook and BB- with a negative outlook, respectively; and for Wireless’ senior secured debt, BB+ with a positive outlook.

On September 13, 2004, the ratings of RCI, Wireless and Cable were put under review for possible downgrade by Moody’s following our announcement that we would acquire AWE’s 34% stake in Wireless and they remain under review following Wireless’ offer to acquire Microcell. The previous ratings were: for RCI senior unsecured debt, B2; for Cable’s senior

Rogers Communications Inc.	30	Third Quarter 2004

secured and subordinated debt, Ba2 and Ba3, respectively; and for Wireless’ senior secured debt, Ba3.

On September 14, 2004, Fitch Ratings placed its BBB- rating for Wireless’ senior secured debt on “rating watch negative” following our announcement that we would acquire AWE’s 34% stake in Wireless. Following the announcement of Wireless’ offer to acquire Microcell, Fitch announced that it would maintain the “ratings watch negative” status.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

Consolidated Economic Hedge Analysis

As a result of the financing activity described above, our consolidated economic hedged position changed at September 30, 2004 compared to December 31, 2003 as noted below.

(in millions of dollars)	September 30		December 31,
Foreign Exchange	2004		2003

U.S. dollar-denominated long-term debt	US	$3,265.7	US	$2,868.3
Hedged with cross-currency interest rate exchange agreements	US	$2,885.3	US	$1,943.4
Hedged Exchange Rate		1.4217		1.4647
Percent Hedged		88.4%		67.8%

Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$2,833.4	US	$1,558.4
at US $ fixed rate of		7.60%		8.82%
to Cdn $ fixed rate of		8.50%		9.70%
on Cdn $ principal of	Cdn	$4,034.7	Cdn	$2,346.0
Converted US $ principal of	US	$51.8	US	$385.0
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.35%
for all-in rate of		4.98%		5.11%
on Cdn $ principal of	Cdn	$67.4	Cdn	$500.5

Amount of long-term debt at fixed rates:
Total long-term debt	Cdn	$5,300.1	Cdn	$5,305.0
Total long-term debt at fixed rates	Cdn	$5,229.7	Cdn	$4,560.6
Percent of long-term debt fixed		98.7%		86.0%

Weighted average interest rate on long-term debt		8.44%		8.48%

As discussed below in “New Accounting Standards - Accounting for Derivative Instruments”, effective July 1, 2004, we began accounting for 96.1% of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result,

Rogers Communications Inc.	31	Third Quarter 2004

84.9% of consolidated U.S. dollar-denominated debt or US$ 2,773.4 million will be hedged for accounting purposes versus 88.4% on an economic basis.

The weighted average interest rate of consolidated long-term debt remained relatively unchanged against December 31, 2003. The amount of long-term debt at fixed interest rates increased during the nine-month period by almost $670.0 million, from 86.0% to 98.7% of consolidated debt, with a significant portion of long-term debt refinanced at lower fixed rates, the effect of which was virtually offset by the $674.0 million decrease of lower interest rate floating rate debt outstanding at September 30, 2004 compared to December 31, 2003.

OUTSTANDING SHARE DATA

Set out below is our outstanding share data as at September 30, 2004. For additional detail, see Note 7 to the Unaudited Interim Consolidated Financial Statements included herein.

Common shares:
Class A Voting	56,235,394
Class B Non-Voting	188,856,821
Options to Purchase Class B Non-Voting shares:
Issued and Outstanding	16,314,032
Exercisable	10,912,912

Securities Convertible into Class B Non-Voting Shares:

		Number of
	Number or Amount	Shares Issuable
Class	Outstanding	on Conversion

Convertible Preferred Securities	$600,000,000	17,142,857

Convertible Senior Debentures	$284,137,000	7,726,270

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2003 Annual MD&A and are further discussed in the Notes to our 2003 Annual Consolidated Financial Statements. Refer to Consolidated Liquidity and Capital Resources for significant changes to our contractual obligations since December 31, 2003.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

Wireless Spectrum Licence Issues

On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 MegaHertz (“MHz”) of mobile spectrum (PCS and cellular). After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that it would be removed, effective immediately. Industry Canada concluded that the wireless industry will require access to more spectrum through a future third generation (“3G”) wireless services

Rogers Communications Inc.	32	Third Quarter 2004

auction and further stated that it will continue to monitor the wireless industry for spectrum concentration, and to manage the licensing of spectrum resources through other mechanisms at its disposal. We expect that Industry Canada will follow future spectrum allocation decisions made by the Federal Communications Commission in the U.S., and will likely not proceed with a 3G spectrum auction before such decisions regarding 3G spectrum allocations are made, likely not before the 2007 timeframe.

Fixed Wireless Spectrum Auction

Industry Canada announced its intention to auction one block of 30 MHz of spectrum in the 2,300 MHz band, as well as three blocks of 50 MHz of spectrum and one block of 25 MHz of spectrum in the 3,500 MHz band. The auction was completed on February 16, 2004. There were approximately 172 geographic licence areas in Canada for each available block. Successful bidders for the spectrum had flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. Wireless participated in this spectrum auction in 2003 and acquired 33 blocks of spectrum in various areas for a total cost of $5.9 million.

Industry Canada has initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. In a multiphase process that has recently commenced, parties were able to identify those blocks in which they were interested, and if there were no other parties expressing interest in those blocks, then they were the successful party. In this process, Wireless obtained an additional nine licences for a cost of $0.1 million. The remaining licenses are expected to be auctioned commencing January 10, 2005.

UPDATES TO RISKS AND UNCERTAINTIES

Wireless Local Number Portability

Over the past several years, certain countries in Europe and Asia have mandated wireless local number portability (“WLNP”). WLNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WLNP systems and capabilities represents significant costs for the carriers in a country. In November 2003, as mandated by the U.S. federal government, the U.S. wireless industry began the implementation of WLNP. There has been no regulatory mandate for the implementation of WLNP in Canada to date. The Canadian Radio-television and Telecommunications Commission (CRTC) recently stated that it intends to review the matter in its 2005/2006 planning period. If WLNP were to be mandated, this would require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

Potential Indebtedness

We have financed the purchase of the 48.6 million Wireless shares from AWE and we intend to finance the acquisition of Microcell, should such an acquisition be completed, through the incurrence of additional debt. The purchase of the Wireless shares alone had the effect of materially increasing our debt, and should the Microcell acquisition be completed, our financial leverage would increase significantly. Such increased debt could increase our vulnerability to general adverse economic and industry conditions, limit our flexibility in

Rogers Communications Inc.	33	Third Quarter 2004

planning or reacting to changes in our businesses and industries and limit our ability to obtain additional financing.

Cable Funding Risk

In connection with the possibility of Cable distributing up to $660 million to RCI if Wireless is successful in acquiring all of the outstanding equity interests of Microcell (see “Consolidated Liquidity and Capital Resources - Financing”), we anticipate that Cable will require additional funding sources if all or a portion of this distribution is not reinvested in Cable by RCI on or before March 15, 2005 in order to fund Cable’s cash requirements in 2005. Additional debt would be the most likely source of funding. There can be no assurance that Cable could raise the required debt.

Potential Claim against the Company

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against Wireless and other providers of wireless communications services in Canada. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether it will qualify for certification as a class action.

GUIDANCE

We are revising one element of our 2004 annual guidance for Cable which was originally provided during the first quarter of 2004. PP&E expenditures associated with our anticipated mid-2005 deployment of local telephony at Cable are revised downward from the range of $140 million to $170 million to a new range of $100 million to $120 million for the full year 2004. This change reflects our current expectation that portions of the local telephony initiative spending initially anticipated to occur during the second half of 2004 will instead occur during the first half of 2005.

Other previously issued 2004 financial and operating metric guidance ranges for Cable, Wireless and Media remain unchanged.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue and average revenue per subscriber (ARPU);
•	Subscriber counts and subscriber churn;
•	Operating expenses and average monthly operating expense per Wireless subscriber; and
•	Sales and marketing costs per gross Wireless subscriber addition.

Rogers Communications Inc.	34	Third Quarter 2004

We also refer to the following two other non-GAAP measures that are used in various financial tables and discussions throughout this MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating Profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include losses from investments accounted for by the equity method, foreign exchange gains (losses), loss on repayment of long-term debt, change in the fair value of derivative instruments, gain (loss) on the sale of other investments, write-down of investments, investment and other income (expense) and non-controlling interest. Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results, and is often referred to in the industry either as earnings before interest taxes, depreciation and amortization (EBITDA) or as operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. Operating profit is intended to measure our ability to incur or service debt, to invest in property, plant and equipment (“PP&E”), and to pay dividends, and it allows us to compare ourselves to peers and competitors that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

For Cable and Media, we calculate operating profit margin by dividing operating profit by total revenue; and for Wireless, we calculate it by dividing operating profit by network revenue. Network revenue rather than total revenue is used in the calculation because it excludes equipment sales revenue and thus better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under GAAP.

INTERCOMPANY AND RELATED PARTY ARRANGEMENTS

From time to time, we enter into agreements with our subsidiaries and other related parties which we believe are mutually advantageous to us and our affiliates. Our subsidiaries also enter into agreements with related parties. For example, Wireless has entered into a reciprocal roaming arrangement and into other agreements related to the marketing and delivery of wireless services with AWE, a significant shareholder of Wireless at September 30, 2004.

Wireless, Cable and Media have each entered into a management services agreement under which we provide a range of services, including strategic planning, financial and information technology services. We also maintain contractual relationships with Wireless and Cable involving other cost sharing and services agreements.

Our management is presently discussing with Wireless and Cable the terms upon which these two subsidiaries may outsource, to a shared operation managed by us, their information technology operations. We are also discussing with Wireless and Cable the terms upon which we may establish a business unit that would be responsible for marketing Wireless and Cable products and services to business customers.

Rogers Communications Inc.	35	Third Quarter 2004

We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany and Related Party Transactions” section in the 2003 Annual MD&A for further details with respect to these arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Within this MD&A, reference is made to our 2003 Annual Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, and carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as being critical to our business operations and to an understanding of the results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A, and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and periodic financial filings, and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to our 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the nine months ended September 30, 2004 follows in the New Accounting Standards section below.

Our critical accounting policies and estimates are as follows:

•	Revenue Recognition;
•	Allowance for Doubtful Accounts;
•	Subscriber Acquisition Costs;
•	Costs of Subscriber Retention;
•	Capitalization of Direct Labour and Overhead;
•	Depreciation and Amortization Policies and Useful Lives;
•	Asset Impairment;
•	Accounting for Derivative Instruments;
•	Pension Assumptions;
•	Contingencies; and
•	Related Party Transactions.

Significant changes to accounting policies and estimates since December 31, 2003 are discussed below.

Rogers Communications Inc.	36	Third Quarter 2004

NEW ACCOUNTING STANDARDS

In the nine months ended September 30, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP, and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation because we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within our Consolidated Statement of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to cash used in investing activities. This change had the impact of decreasing our cash used in investing activities on the Statements of Cash Flows, compared to our previous method, by $34.5 million and by $6.6 million in the three months ended September 30, 2004 and 2003, respectively. For the nine months ended September 30, 2004, our cash used in investing activities on the Statements of Cash Flows decreased by $16.1 million and for the nine months ended September 30, 2003, this change had the impact of increasing our cash used in investing activities on the Statements of Cash Flows by $96.3 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

With the adoption of these two changes, which are further described in the Notes to the Unaudited Interim Consolidated Financial Statements included herein, we believe that our accounting policies and financial statements comply with this new standard.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 67.8 % of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently

Rogers Communications Inc.	37	Third Quarter 2004

began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

We adjusted the carrying value of these swaps from $334.8 million at December 31, 2003 to the fair value of $388.2 million on January 1, 2004. The corresponding transitional loss of $53.4 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totalled $3.3 million.

This resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the swaps of $36.0 million for the six months ended June 30, 2004. A loss of $87.2 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously hedged.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our instruments, and consequently, on a prospective basis, began to treat approximately US$2,773.4 million notional amount of the aggregate US $2885.2 million (or 96.1% of our swaps) as hedges for accounting purposes against foreign fluctuations on US$2,773.4 million of US-dollar-denominated debt.

Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period are hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that are designated as hedges.

A new transition adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004, resulting in a deferred transitional gain of $74.8 million, which will be amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Amortization of this transitional gain from July 1, 2004 to September 30, 2004 totaled $3.1 million.

Certain other swaps will continue not to be hedges for accounting purposes, as they do not meet the requirements for hedge accounting under AcG-13. Approximately US$111.83 million notional amount of swaps will continue to be accounted for on a mark-to-market basis. The fair value of these swaps of $9.4 million at September 30, 2004 was recorded in other long-term liabilities.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. Stock-based compensation expense was $3.4 million and $11.5 million for the three months and nine months ended September 30, 2004, respectively.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

Rogers Communications Inc.	38	Third Quarter 2004

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•
Cable installation fee revenue from both new connects and re-connects is deferred and amortized over the estimated life of the subscriber, which we have determined based on churn, transfers of service and moves to be approximately four years. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At September 30, 2004, the revenue deferred with respect to installations was $6.3 million and the re-connect costs deferred were $4.1 million.

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•
Recoveries from new and existing subscribers from the sale of Wireless and Cable equipment are recognized immediately upon sale and are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to expense.

•	Certain other recoveries from Wireless and Cable subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

•
Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber, and as operating, general and administrative expense in the case of an existing subscriber.

•
Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

The effect of this adoption on the financial results and on our key performance indicators at Wireless is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per subscriber statistics)	2004		2003		2004		2003

	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$635.6	$636.7	$538.8	$540.7	$1,772.4	$1,777.2	$1,493.4	$1,499.1
Equipment sales	85.5	92.5	49.8	59.0	197.5	214.3	124.8	158.4

	$721.1	$729.2	$588.6	$599.7	$1,969.9	$1,991.5	$1,618.2	$1,657.5

Cost of equipment sales	$151.6	$87.2	$94.6	$58.5	$357.5	$207.5	$252.0	$160.9
Sales and marketing expenses	89.6	132.2	85.2	120.8	266.4	378.8	250.1	349.6
Operating, general and administrative expenses	210.3	240.3	186.5	198.0	609.7	668.9	555.4	586.2

Operating profit	$269.6	$269.6	$222.3	$222.3	$736.3	$736.3	$560.7	$560.7

Postpaid ARPU	$62.18	$62.30	$60.56	$60.78	$59.10	$59.28	$57.27	$57.50
Average monthly operating expense per subscriber before sales and marketing costs	$19.59	$19.14	$17.69	$17.26	$18.47	$18.05	$17.68	$17.28
Sales and marketing costs per gross addition	$344	$378	$340	$361	$359	$385	$367	$389

Rogers Communications Inc.	39	Third Quarter 2004

The effect of this adoption on the financial results and on our key performance indicators at Cable is as follows:

(in millions of dollars, except operating profit	Three months ended September 30,				Nine months ended September 30,
margin and core cable ARPU)
	2004		2003		2004		2003

	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$489.4	$483.3	$445.6	$441.1	$1,437.3	$1,425.3	$1,313.0	$1,298.5

Sales and marketing expenses	$68.3	$69.1	$49.3	$49.8	$186.0	$188.4	$146.8	$147.8
Operating, general and administrative expenses	211.9	204.3	199.7	195.5	627.8	611.2	587.7	573.0
Operating profit	$173.2	$173.9	$167.6	$167.6	$517.6	$519.7	$486.8	$486.8
Core cable ARPU	$46.95	$46.05	$44.17	$43.50	$45.95	$45.35	$43.16	$42.45

Cable operating profit margin	40.3%	41.1%	42.6%	43.1%	41.3%	41.9%	42.4%	42.9%

Significant Accounting Policies- Blue Jays

The following represents the significant accounting policy of the Blue Jays:

Revenue Recognition: The Blue Jays revenue, which is composed primarily of home game admission and concession revenue, is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays receive revenue from the Major League Baseball (MLB) Revenue Sharing Agreement which distributes funds to and from member clubs, based on the clubs’ revenues, in an effort to subsidize lower-revenue generating clubs. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured.

FUTURE ACCOUNTING STANDARDS

Effective January 1, 2005, we will be required to adopt retroactively the amended provisions of CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, requiring that financial instruments embodying obligations that may be settled by the issuance of a variable number of shares be classified as debt. While we are currently evaluating the implications of this requirement, it is expected that a portion of the carrying value of the Convertible Preferred Securities will be reclassified from shareholders’ equity to liabilities effective January 1, 2005, while a portion representing the value of the securities’ conversion feature will remain in shareholders’ equity. With the adoption of these amended provisions of CICA 3860 on January 1, 2005, certain amounts that previously had been recorded as dividends on these Convertible Preferred Securities will instead be recorded as interest expense and reflected as such in our net income and earnings per share.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”,

Rogers Communications Inc.	40	Third Quarter 2004

“anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the Risks and Uncertainties discussions in our 2003 Annual MD&A.

ADDITIONAL INFORMATION

Additional information in respect of the Company, including the Annual Information Form, is on our website at www.rogers.com or on SEDAR at www.sedar.com.

Schedule 1

Supplemental Information:

The following table outlines the reclassification of our Internet subscriber activity to conform to current presentation.

	2002				2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Internet, net additions
including pending	21,194	40,958	53,315	45,164	50,306	26,361	39,057	35,388	37,958	22,872	44,840
as reclassed (excluding pending)	27,059	34,925	53,826	48,004	48,962	22,948	36,124	41,277	37,896	20,572	43,265
Internet subscribers
including pending	499,971	540,929	594,244	639,408	689,714	716,075	755,132	790,520	828,478	851,350	896,190
as reclassed (excluding pending)	491,745	526,670	580,496	628,500	677,462	700,410	736,534	777,811	815,707	836,279	879,544

Rogers Communications Inc.	41	Third Quarter 2004

Historical Quarterly Summary

	2004			2003				2002

(thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Income Statement
Operating Revenue (1)
Cable	$473,074	$474,846	$489,371	$432,998	$434,386	$445,646	$475,092	$384,586	$394,218	$409,235	$426,515
Wireless	592,841	655,920	721,136	497,118	532,462	588,615	589,599	414,624	461,018	512,871	503,001
Media	215,741	230,881	206,757	196,726	219,706	194,691	243,869	176,817	213,570	187,395	233,023
Blue Jays	-	-	42,062	-	-	-	-	-	-	-	-
Corporate and eliminations	(16,907)	(18,152)	(25,637)	(11,462)	(13,341)	(17,329)	(16,920)	(10,984)	(12,035)	(12,945)	(14,124)

	1,264,749	1,343,495	1,433,689	1,115,380	1,173,213	1,211,623	1,291,640	965,043	1,056,771	1,096,556	1,148,415

Operating profit (2)
Cable	171,186	173,294	173,144	157,288	161,878	167,587	176,721	131,314	136,067	139,770	156,329
Wireless	219,644	247,083	269,564	155,810	182,546	222,295	166,921	110,851	132,782	160,906	123,148
Media	6,470	38,819	24,046	6,020	37,106	20,988	42,610	4,234	30,129	18,804	34,468
Blue Jays	-	-	(9,065)	-	-	-	-	-	-	-	-
Corporate	(15,443)	(13,407)	(1,714)	(9,846)	(11,324)	(10,762)	(16,942)	(7,358)	(10,630)	(8,717)	(10,483)

	381,857	445,789	455,975	309,272	370,206	400,108	369,310	239,041	288,348	310,763	303,462
Other expense (recovery)	-	-	-	-	-	-	-	(12,331)	-	-	5,850
Depreciation & Amortization	246,090	250,528	255,857	248,319	256,427	261,666	273,851	235,861	247,227	246,534	251,836

Operating income	135,767	195,261	200,118	60,953	113,779	138,442	95,459	15,511	41,121	64,229	45,776
Interest on long-term debt	(124,144)	(118,840)	(116,359)	(123,547)	(128,010)	(121,944)	(115,364)	(108,635)	(118,035)	(133,107)	(131,502)
Other income (expense)	(75,383)	(41,775)	29,676	109,620	96,860	(12,045)	50,558	(12,241)	(216,923)	(48,692)	798,569
Income tax recovery (expense)	(1,453)	(3,555)	(3,371)	(7,132)	(3,372)	(3,039)	36,400	(10,367)	105,365	11,564	(31,832)
Non-controlling interest	423	(25,596)	(48,480)	(16,158)	(25,197)	(18,854)	1,784	18,169	(324)	6,241	17,145

Net income (loss) for the period	(64,790)	5,495	61,584	23,736	54,060	(17,440)	68,837	(97,563)	(188,796)	(99,765)	698,156

Net income (loss) per share -basic	$(0.33)	$(0.03)	$0.20	$0.06	$0.18	$(0.13)	$0.24	$(0.53)	$(0.96)	$(0.68)	$3.22
Operating profit margin % (3)
Consolidated	30.2	33.2	31.8	27.7	31.6	33.0	28.6	24.8	27.3	28.3	26.4
Other Statistics
Property, plant and equipment expenditures	$228,666	$218,267	$221,147	$188,950	$222,312	$244,722	$307,758	$242,043	$324,656	$305,359	$389,925
Property, plant and equipment	5,037,873	5,016,443	5,007,141	5,004,390	4,981,017	4,975,265	5,039,304	4,739,519	4,839,198	4,904,965	5,051,998
Total Assets	8,606,593	8,761,089	8,794,097	8,446,249	8,791,553	8,481,103	8,465,495	9,460,899	9,469,818	9,477,272	8,524,503
Total long-term debt, including current portion (4)	5,674,517	5,587,164	5,287,830	5,727,561	5,777,974	5,356,314	5,305,016	5,766,770	6,048,900	6,053,303	5,687,471
Shareholders' equity	1,708,771	1,946,787	2,006,238	1,459,611	1,736,140	1,714,462	1,767,380	2,312,778	2,122,742	711,376	1,404,035

1.
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense; see the “New Accounting Standards - Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and the ”Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

3.	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit Margin” section and as calculated below.

4.	Total long-term debt, including current portion, has been presented to include the effect of cross-currency interest rate exchange agreements for all periods.

Rogers Communications Inc.	42	Third Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars, except per share amounts)	2004	2003	2004	2003

Operating revenue (Note 1 (d))	$1,433,688	$1,211,623	$4,041,932	$3,500,216
Cost of sales (Note 1 (d))	220,730	154,075	566,193	438,746
Sales and marketing costs (Note 1 (d))	203,640	175,488	591,717	522,375
Operating, general and administrative expenses (Note 1 (d))	553,343	481,954	1,600,401	1,459,509
Depreciation and amortization	255,857	261,666	752,475	766,413

Operating income	200,118	138,440	531,146	313,173
Interest on long-term debt	(116,359)	(121,944)	(359,343)	(373,501)

	83,759	16,496	171,803	(60,328)
Gain on sale of other investments	1,513	12,892	5,479	12,892
Writedown of investments	-	-	(4,080)	-
Losses from investments accounted for by the equity method	(3,433)	(11,490)	(19,633)	(37,051)
Foreign exchange gain (loss)	35,804	5,378	(88,566)	242,064
Change in the fair value of derivative instruments	(7,919)	-	28,073	-
Loss on repayment of long-term debt	-	(17,242)	(20,327)	(24,839)
Investment and other income	3,711	(1,583)	11,572	1,370

Income before income taxes and non-controlling interest	113,435	4,451	84,321	134,108

Income tax expense
Current	3,371	3,039	8,379	10,359
Future	-	-	-	3,185

	3,371	3,039	8,379	13,544

Income before non-controlling interest	110,064	1,412	75,942	120,564
Non-controlling interest	(48,480)	(18,854)	(73,653)	(60,210)

Net income (loss) for the period	$61,584	$(17,442)	$2,289	$60,354

Earnings (loss) per share (Note 8)
Basic	$0.20	$(0.13)	$(0.16)	$0.11
Diluted	0.19	(0.13)	(0.16)	0.10

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	43	Third Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2004	2003	2004	2003

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$61,584	$(17,442)	$2,289	$60,354
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	255,857	261,666	752,475	766,413
Gain on sale of other investments	(1,513)	(12,892)	(5,479)	(12,892)
Writedown of investments	-	-	4,080	-
Losses from investments accounted for by the equity method	3,433	11,490	19,633	37,051
Unrealized foreign exchange (gain) loss	(34,197)	(4,094)	87,718	(237,259)
Change in fair value of derivative instruments	7,919	-	(28,073)	-
Loss on repayment of long-term debt	-	17,242	20,327	24,839
Accreted interest due on repayment of certain notes payable	2,546	2,529	7,589	7,728
Dividends from associated companies	1,124	249	1,498	624
Future income taxes	-	-	-	3,185
Non-controlling interest	48,480	18,854	73,653	60,210

	345,233	277,602	935,710	710,253
Change in non-cash working capital items (Note 13)	11,495	83,643	(120,335)	(9,428)

	356,728	361,245	815,375	700,825
Financing activities:
Issue of long-term debt	28,000	236,500	2,407,550	1,334,900
Repayment of long-term debt	(134,539)	(654,908)	(2,429,712)	(1,436,527)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	58,416	-
Premium on repayment of long-term debt	-	(13,032)	(49,188)	(19,348)
Financing costs incurred	-	-	(18,671)	(6,220)
Issue of capital stock	3,322	4,009	263,914	248,046
Dividends on Preferred shares and distributions on ConvertiblePreferred Securities	(8,250)	(8,250)	(24,750)	(24,750)
Dividends on Class B Non-Voting, Class A Voting and Series E Preferred shares	(11,745)	(11,607)	(23,422)	(11,607)

	(123,212)	(447,288)	184,137	84,494
Investing activities:
Property, plant and equipment ("PP&E") expenditures	(221,147)	(244,722)	(668,080)	(655,984)
Change in non-cash working capital items related to PP&E (Note 1(a))	34,493	6,631	16,095	(96,337)
Proceeds on sale of other investments	1,496	15,696	7,768	15,696
Acquisition of Toronto Blue Jays	(30,000)	-	(69,111)	-
Acquisitions of subsidiary companies, net of cash acquired	(1,483)	-	(21,260)	-
Acquisition of spectrum licences	-	-	(5,913)	-
Other	(3,645)	(20,700)	(31,755)	(54,305)

	(220,286)	(243,095)	(772,256)	(790,930)

Increase in cash	13,230	(329,138)	227,256	(5,611)
Cash (deficiency), beginning of period	203,738	350,411	(10,288)	26,884

Cash, end of period	$216,968	$21,273	$216,968	$21,273

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2004	2003	2004	2003

Supplemental cash flow information:
Interest paid	$100,888	$80,863	$329,054	$316,660
Income taxes paid	2,818	19,921	9,490	27,692

Supplemental disclosure of non-cash financing and investing activities:
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	$-	$-	$851	$12
Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco Cable Inc.	-	-	-	35,181

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	44	Third Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2004	2003

Assets
Current assets
Accounts receivable	$599,677	$550,830
Cash and cash equivalents	216,968	-
Other current assets	231,164	178,993

	1,047,809	729,823
Property, plant and equipment	5,007,141	5,039,304
Goodwill	1,985,572	1,891,636
Other intangible assets	431,638	400,219
Investments (Note 2)	128,060	229,221
Deferred charges	119,780	142,480
Other long term assets	59,097	32,812

	$8,779,097	$8,465,495

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$-	$10,288
Accounts payable and accrued liabilities	937,119	1,021,559
Current portion of long-term debt (Note 4)	371,668	11,498
Current portion of derivative instruments (Note 5)	41,764	-
Unearned revenue	106,616	97,577

	1,457,167	1,140,922
Long-term debt (Note 4)	4,472,974	4,958,734
Derivative instruments (Note 5)	401,424	334,784
Deferred transitional gain (Note 6)	76,224	19,225
Other long term liabilities	82,958	51,108

	6,490,747	6,504,773
Non-controlling interest	282,112	193,342
Shareholders' equity (Note 7)	2,006,238	1,767,380

	$8,779,097	$8,465,495

Canadian and United States accounting policy differences (Note 15)
Subsequent events (Note 16)
Contingent liabilities (Note 17)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	45	Third Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
(In thousands of dollars)	2004	2003

Deficit, beginning of period	$(339,436)	$(415,589)
Adjustment for stock-based compensation (Note 1(c))	(7,025)	-

As restated	(346,461)	(415,589)
Net income for the period	2,289	60,354
Dividends on Class A Voting shares and Class B Non-Voting shares	(11,745)	(11,602)
Dividends on Series E Preferred shares	-	(6)
Distribution on Convertible Preferred Securities	(24,750)	(21,546)

Deficit, end of period	$(380,667)	$(388,389)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	46	Third Quarter 2004

Rogers Communications Inc.
Notes to Unaudited Consolidated Financial Statements
Three Months and Nine Months Ended September 30, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements, except that certain comparative figures have been reclassified and the following policies have been adopted in the nine months ended September 30, 2004:

(a)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to the Company’s 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Company’s Consolidated Statements of Cash Flows, it has reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing cash used in investing activities on the Statements of Cash Flows, compared to the previous method, by $34.5 million and by $6.6 million in the three months ended September 30, 2004 and 2003, respectively. For the nine months ended September 30, 2004 cash used in investing activities on the Statements of Cash Flows decreased by $16.1 million and for the nine months ended September 30, 2003 this change had the impact of increasing cash used in investing activities on the Statements of Cash Flows by $96.3 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

Rogers Communications Inc.	47	Third Quarter 2004

(b)	Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), and in November 2002, it amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that it would not account for its derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis with resulting gains or losses recorded in or charged against income.

This resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the exchange agreements of $36.0 million for the six months ended June 30, 2004. A loss of $87.2 million was also recognized for the six months ended June 30, 2004, related to the unrealized foreign exchange on the debt previously hedged.

The Company also adjusted the carrying value of these instruments from $334.8 million at December 31, 2003 to the fair value of $388.2 million on January 1, 2004. The corresponding transitional loss of $53.4 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totalled $3.3 million.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of our instruments, and consequently, on a prospective basis, began to treat approximately US$2,773.4 million notional amount of the aggregate US$2,885.3 million, or 96.1% of these exchange agreements as hedges, for accounting purposes, against foreign exchange fluctuations on US$2,773.4 million of US dollar-denominated debt.

Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period are hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that are designated as hedges.

A new transitional adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004, resulting in a deferred transitional gain of $74.8, million which will be amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization of this transitional gain from July 1, 2004 to September 30, 2004 totalled $3.1 million.

Certain other cross-currency interest rate exchange agreements will continue not to be accounted for as hedges as they do not meet the requirements for hedge accounting under AcG-13. Approximately US$111.83 million notional amount of exchange agreements will continue to be accounted for on a mark-to-market basis. The fair value of these exchange agreements of $9.4 million at September 30, 2004 was recorded in other long-term liabilities.

Rogers Communications Inc.	48	Third Quarter 2004

(c)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in contributed surplus. Stock-based compensation expense of $3.3 million and $11.5 million have been recorded for the three months ended September 30, 2004 and the nine months ended September 30, 2004, respectively.

(d)	Revenue Recognition

Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made for all periods presented:

•
Cable installation fee revenue from both new connects and re-connects is deferred and amortized over the estimated life of the subscriber, which the Company has determined based on churn, transfers of service and moves to be approximately four years. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At September 30, 2004, the revenue deferred with respect to installations was $6.3 million and re-connect costs deferred were $4.1 million.

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of wireless and cable equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to expense.

•
Certain other recoveries from Wireless and Cable subscribers related to collections activities are recognized immediately upon sale and are now recorded in revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

•
Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber, and as operating, general and administrative expense in the case of an existing subscriber.

•
Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

Rogers Communications Inc.	49	Third Quarter 2004

The effect of the adoption on the financial results of Wireless is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2004		2003		2004		2003

	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$635.6	$636.7	$538.8	$540.7	$1,772.4	$1,777.2	$1,493.4	$1,499.1
Equipment sales	85.5	92.5	49.8	59.0	197.5	214.3	124.8	158.4

	$721.1	$729.2	$588.6	$599.7	$1,969.9	$1,991.5	$1,618.2	$1,657.5

Cost of equipment sales	$151.6	$87.2	$94.6	$58.5	$357.5	$207.5	$252.0	$160.9
Sales and marketing expenses	89.6	132.2	85.2	120.8	266.4	378.8	250.1	349.6
Operating, general and administrative expenses	210.3	240.3	186.5	198.0	609.7	668.9	555.4	586.2

The effect of the adoption on the financial results of Cable is as follows:

	Three months ended September 30,				Nine months ended September 30,

(in millions of dollars)	2004		2003		2004		2003

	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$489.4	$483.3	$445.6	$441.1	$1,437.3	$1,425.3	$1,313.0	$1,298.5

Sales and marketing expenses	$68.3	$69.1	$49.3	$49.8	$186.0	$188.4	$146.8	$147.8
Operating, general and administrative expenses	211.9	204.3	199.7	195.5	627.8	612.7	587.7	574.7

(e)	Significant Accounting Policies - Blue Jays

The following reflects the significant accounting policy of the Toronto Blue Jays Baseball Club (the “Blue Jays”), which is consolidated as of July 31, 2004:

(i)
Revenue Recognition: The Blue Jays’ revenue, which is composed primarily of home game admission and concession revenue, is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays receive revenue from the Major League Baseball (MLB) Revenue Sharing Agreement that which distributes funds to and from member clubs, based on the clubs’ revenues, in an effort to subsidize lower-revenue-generating clubs. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured.

Rogers Communications Inc.	50	Third Quarter 2004

2.	Investments:

				September 30,	December 31,
(In thousands of dollars)				2004	2003

			Quoted
			Market	Book	Book
Description			Value	Value	Value

Investments accounted for by the equity method
Blue Jays Holdco				$-	$95,720
Other				5,594	5,055

				5,594	100,775
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	7,253,800	Subordinate Voting Common shares	$157,770	75,758	75,758
Cogeco Inc.	2,724,800	Subordinate Voting Common shares	52,452	28,610	28,610
Other publicly traded companies			19,904	3,550	7,508

			$230,126	107,918	111,876
Private companies				14,548	16,570

				$128,060	$229,221

Blue Jays Holdco

On January 5, 2004, the Company paid the remaining amount due related to the purchase of the 20% minority interest in the Blue Jays for approximately $39.1 million. This payment had no impact on the carrying value of the investment, as this liability was recorded at the date of acquisition.

Effective April 1, 2001, Rogers Telecommunications Ltd. (“RTL”), a company controlled by the controlling shareholder of the Company, acquired the Class A Preferred Shares of a subsidiary of RCI that owns the Blue Jays (“Blue Jays Holdco”) for $30.0 million. On July 31, 2004, Blue Jays Holdco redeemed and cancelled the 30,000 Class A Preferred shares for $30.0 million, resulting in Blue Jays Holdco becoming a wholly-owned subsidiary of the Company. This redemption had no impact on net income, as the Company had previously recorded 100% of the losses of Blue Jays Holdco.

Rogers Communications Inc.	51	Third Quarter 2004

As a result of the consolidation of the Blue Jays, the net assets included on consolidation effective July 31, 2004 are as follows:

As at
(In thousands of dollars)	July 31, 2004
Assets:
Accounts receivable	$32,169
Cash and cash equivalents	70
Other current assets	3,334
Property, plant and equipment	7,166
Goodwill	95,509
Intangible assets	27,524
Other long-term assets	36,913

202,685

Liabilities:
Accounts payable and accrued liabilities	27,822
Unearned revenue	10,869
Other long-term liabilities	31,151

$69,842

Net reduction in investment	$(132,843)

3.	Acquisitions:

On January 2, 2004, the Company entered into a partnership with CTV Specialty Television Inc. (“CTV”) in which it acquired 50% of CTV’s mobile production and distribution business. The interest in the partnership, “Dome Productions”, was acquired for cash of $21.3 million, net of cash acquired. The final purchase price is subject to adjustments for working capital items and the allocation of the purchase price to the net assets acquired is not yet finalized.

Rogers Communications Inc.	52	Third Quarter 2004

4.	Long-Term Debt:

			Interest	September 30,	December 31,
(in thousands of dollars)			Rate	2004	2003

(A)	Corporate:
	(i)	Convertible Debentures, due 2005	5.75%	$272,436	271,197
	(ii)	Senior Notes, due 2006	10.50%	75,000	75,000

				347,436	346,197
(B)	Cable:
	(i)	Bank credit facilities	Floating	-	36,000
	(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	368,469	376,777
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	442,365	452,340
	(v)	Senior Secured Second Priority Notes, due 2013	6.25%	442,365	452,340
	(vi)	Senior Secured Second Priority Debentures, due 2014	5.50%	442,365	-
	(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	-	300,000
	(viii)	Senior Second Priority Debentures, due 2032	8.75%	252,780	258,480
	(ix)	Senior Subordinated Debentures, due 2015	11.00%	143,674	146,914

				2,542,018	2,472,851
(C)	Wireless:
	(i)	Bank credit facilities	Floating	-	138,000
	(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
	(iii)	Senior Secured Notes, due 2007	8.30%	-	253,453
	(iv)	Senior Secured Debentures, due 2008	9.375%	-	430,589
	(v)	Senior Secured Notes, due 2011	9.625%	619,311	633,276
	(vi)	Senior Secured Notes, due 2014	6.375%	947,925	-
	(vii)	Senior Secured Debentures, due 2016	9.75%	195,778	200,193
	(viii)	Senior Subordinated Notes, due 2007	8.80%	-	231,443

				1,923,014	2,046,954
(D)	Media:
		Bank credit facility - Media	Floating	-	63,500
Obligations under mortgages and capital leases and other			Various	32,174	40,730

				4,844,642	4,970,232
Less current portion (Note 5)				(371,668)	(11,498)

				$4,472,974	$4,958,734

Issued:

On February 20, 2004, Wireless issued US$750.0 million 6.375% Senior Secured Notes due 2014.

On March 26, 2004, Wireless entered into US$750.0 million notional amount of cross-currency interest rate exchange agreements to reduce Wireless’ exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar.

On March 8, 2004, Cable issued US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

Rogers Communications Inc.	53	Third Quarter 2004

Redeemed:

On February 20, 2004, Wireless unwound US$333.2 million cross-currency interest rate exchange agreements for cash proceeds of $58.4 million. On March 26, 2004, Wireless redeemed its US$196.1 million Senior Secured Notes, US$179.1 million Senior Subordinated Notes and US$333.2 million Senior Secured Debentures for an aggregate US$734.7 million, including payment of redemption premiums. These transactions resulted in a loss on the repayment of long-term debt of $2.3 million, which consisted of redemption premiums of $34.7 million and $7.8 million related to the write-off of deferred financing costs, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the quarter.

On February 23, 2004, Cable redeemed $300.0 million of its Senior Secured Second Priority Debentures for $314.5 million including redemption premiums, resulting in a loss on the repayment of debt of $18.0 million.

See also Note 15 for subsequent events related to long-term debt.

5.	Derivative Instruments:

The carrying value of the derivative instruments represents the impact of the differences in foreign exchange rates under the cross-currency interest rate exchange agreements used to hedge, for accounting purposes, long-term debt denominated in U.S. dollars and the spot foreign exchange rate at the balance sheet date. In the prior year, this amount was recorded as part of long-term debt on the consolidated balance sheet. The comparative amount as at December 31, 2003 has been reclassified to reflect the current year’s financial statement presentation.

6.	Deferred Transitional Gain:

The deferred transitional gain arose from changes between mark-to-market accounting and hedge accounting related to cross-currency interest rate exchange agreements. The transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization for the three months ended September 30, 2004 totalled $3.8 million.

Rogers Communications Inc.	54	Third Quarter 2004

7.	Shareholders’ Equity:

		September 30,	December 31,
(In thousands of dollars)		2004	2003

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
60,000	Series XXVII (2003 - 60,000)	$60,000	$60,000
818,300	Series XXX (2003 - 818,300)	10,000	10,000
300,000	Series XXXI (2003 - 300,000)	300,000	300,000

		370,000	370,000
Held by members of the Company's share purchase plans:
Nil	Series E Convertible shares (2003-104,488)	-	1,787
Common shares:
56,235,394	Class A Voting shares	72,313	72,313
	(2003 - 56,235,394)
188,856,821	Class B Non-Voting shares
	(2003 - 177,241,646)	306,851	287,978

		749,164	732,078
Deduct:
Amounts receivable from employees under certain share purchase plans		-	(1,186)

Preferred shares of the Company held by subsidiary companies		(370,000)	(370,000)

Total capital stock		379,164	360,892

Convertible Preferred Securities		576,000	576,000
Contributed surplus		1,431,741	1,169,924
Deficit		(380,667)	(339,436)

Shareholders' Equity		$2,006,238	$1,767,380

(i)	During the nine months ended September 30, 2004, the Company completed the following capital stock transactions:

a)    On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which it will be able to offer up to aggregate of US$750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months;

b) On June 16, 2004, 9,541,985 Class B Non-Voting shares were issued under the shelf prospectus for net cash proceeds of $238.9 million;

c) 1,970,088 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $24.1 million;

d)    103,102 Series E Convertible Preferred shares with a value of $1.8 million were converted to 103,102 Class B Non-Voting shares, and 1,386 Series E Convertible Preferred shares were cancelled upon their expiry in April 2004.

As a result of the above transactions, $245.8 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

(ii)	Convertible Preferred Securities:

In August 2004, the Company and Microsoft Corporation, the holder of the Convertible Preferred Securities, agreed to amend the terms of such securities whereby certain transfer restrictions will terminate on March 28, 2006 unless a qualifying offer to purchase these securities is made by the Company. In the event such transfer restrictions terminate, during a three month period subsequent to March 28, 2006 the Company has the option

Rogers Communications Inc.	55	Third Quarter 2004

to extend the maturity of these securities for up to three years from the original August 11, 2009 maturity date.

(iii)	Stock-based compensation:

a)    On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $7.0 million for stock options granted to employees on or after January 1, 2002 (Note 1(c)).

During the three months and nine months ended September 30, 2004, the Company recorded compensation expense of approximately $3.3 million and $11.5 million, respectively, related to stock options granted to employees.

As a result of the above transactions, $18.5 million was recorded in contributed surplus. This was offset by the change related to the non-controlling interest share of stock compensation expense of $2.5 million, which together with the change in contributed surplus related to shares issued, increased the contributed surplus by $261.8 million.

b)    Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the three months and nine months ended September 30, 2003 would have been increased by $1.9 million and $4.1 million, respectively, and pro forma net income (loss) for the three months and nine months ended September 30, 2003 would have been a loss of $19.3 million and net income of $56.3 million, respectively, or a loss of $0.14 per share and earnings of $0.09 per share (basic and diluted), respectively.

The weighted average estimated fair value at the date of the grant for RCI options granted for the nine months ended September 30, 2004 was $11.90 per share (2003 - $10.64). There were no RCI options granted for the three months ended September 30, 2004 and 2003. There were no Wireless options granted for the three months and nine months ended September 30, 2004. The weighted average estimated fair value at the date of the grant for Wireless options granted for the nine months ended September 30, 2003 was $10.59 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended Sept 30,
	2004	2003

Risk-free interest rate - RCI's options	4.38%	4.41%
Risk-free interest rate - Wireless options	-	4.66%
Dividend yield - RCI's options	0.40%	-
Volatility factor of the future expected market price of Wireless Class B Restricted Voting shares	-	56.14%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	45.24%	49.88%
Weighted average expected life Wireless options	-	5 years
Weighted average expected life of RCI's options	6.1 years	6.6 years

Rogers Communications Inc.	56	Third Quarter 2004

8.	Calculation of Earnings (Loss) Per Share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2004	2003	2004	2003

Numerator:
Net income (loss) for the period	$61,584	$(17,442)	$2,289	$60,354
Distribution on Convertible Preferred Securities	(8,250)	(8,250)	(24,750)	(21,546)
Dividends accreted on Convertible Preferred Securities	(5,259)	(5,035)	(15,607)	(14,943)

Net income (loss) - basic and diluted	$48,075	$(30,727)	$(38,068)	$23,865

Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	244,951	232,221	238,502	223,608
Diluted	248,984	232,221	238,502	227,615
Earnings (loss) per share
Basic	$0.20	($0.13)	($0.16)	$0.11
Diluted	$0.19	($0.13)	($0.16)	$0.10

For the three months ended September 30, 2004, the effect of potentially dilutive securities, including the Convertible Debentures and the Convertible Preferred Securities, were excluded from the computation of diluted earnings per share as their effect is anti-dilutive. In addition, stock options totalling approximately 4.1 million that are anti-dilutive were excluded from the calculation.

9.	Pensions:

For the three months and nine months ended September 30, 2004, the Company has recorded pension expense in the amount of $1.5 million and $4.9 million, respectively (2003 - $2.5 million and $8.5 million, respectively). In addition, expense for the three months and nine months ended September 30, 2004 related to supplemental executive retirement plans that are unfunded were $0.9 million and $3.0 million, respectively.

10.	Employee Share Accumulation Plan:

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of the Company or, in the case of Wireless employees, Class B Restricted Voting shares of that company, on the open market, on behalf of the employee.

At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company or of Wireless on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.3 million and $0.8 million for the three months and nine months ended September 30, 2004, respectively.

11.	Restricted Share Units:

Effective March 10, 2004, the Company created the 2004 Restricted Share Unit Plan which enables employees, officers and directors of the Company and participating companies to participate in the growth and development of the Company by providing such persons with the opportunity, through Restricted Share Units, to acquire a proprietary interest in the Company.

Rogers Communications Inc.	57	Third Quarter 2004

Under the terms of the plan, Restricted Share Units are issued to the participant, and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ Restricted Share Units in cash or by issuing one Class B Share for each Restricted Share Unit. The Company has reserved 2,344,591 Class B Shares for issuance under this plan.

As at September 30, 2004, 50,916 Restricted Units were outstanding related to Units issued on April 20, 2004. These Restricted Units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of the Class B Shares. Compensation expense for the three months and nine months ended September 30, 2004 related to these Restricted Units were $0.1 million and $0.2 million, respectively.

Rogers Communications Inc.	58	Third Quarter 2004

12.	Segmented Information:

As discussed in Note 2, effective July 31, 2004, the Company obtained control of the Blue Jays and accordingly began to consolidate their results of operations. The Blue Jays are a separate operating segment and accordingly, the results for the three months and nine months ended September 30, 2004 presented below include the Blue Jays as a separate segment since July 31, 2004.

For the Three Months Ended September 30, 2004					Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Blue Jays	and eliminations	Totals

Operating revenue	$489,371	$721,136	$206,757	$42,062	$(25,638)	$1,433,688
Cost of sales	36,048	151,675	33,007	-	-	220,730
Sales and marketing	68,300	89,605	43,408	2,327	-	203,640
Operating, general and administrative expenses	211,880	210,291	106,296	48,800	(23,924)	553,343
Management fees	9,787	2,919	3,223	-	(15,929)	-
Depreciation and amortization	112,199	118,944	22,446	1,591	677	255,857

Operating income (loss)	51,157	147,702	(1,623)	(10,656)	13,538	200,118
Interest:
Long-term debt	(60,909)	(47,630)	(1,518)	(414)	(5,888)	(116,359)
Intercompany	(7)	-	(11,508)	-	11,515	-
Intercompany dividends	-	-	10,788	-	(10,788)	-
Gain on sale of investments	-	1,445	-	-	68	1,513
Writedown of investments	-				-	-
Loss from investments accounted for by the equity method	-	-	341	-	(3,774)	(3,433)
Loss on repayment of long-term debt	-	-	-	-	-	-
Change in fair value of derivative instruments	(2,713)	(5,206)	-	-	-	(7,919)
Foreign exchange (loss)	9,512	10,783	190	166	15,153	35,804
Investment and other income (loss)	73	2,591	(137)	(19)	1,203	3,711
Income tax reduction (expense)	(1,472)	(1,301)	399	(1,039)	42	(3,371)
Non-controlling interest	-	-	-	-	(48,480)	(48,480)

Net income (loss) for the period	$(4,359)	$108,384	$(3,068)	$(11,962)	$(27,411)	$61,584

Plant, property and equipment expenditures	$126,523	$89,911	$3,951	$179	$584	$221,147

For the Three Months Ended September 30, 2003				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$445,646	$588,615	$194,691	$(17,329)	$1,211,623
Cost of sales	29,040	94,610	30,425	-	154,075
Sales and marketing costs	49,293	85,233	40,963	(1)	175,488
Operating, general and administrative expenses	199,728	186,477	102,315	(6,566)	481,954
Management fees	8,823	2,834	2,459	(14,116)	-
Depreciation and amortization	122,938	129,069	8,924	735	261,666

Operating income (loss)	35,824	90,392	9,605	2,619	138,440
Interest:
Long-term debt	(61,823)	(49,339)	(2,036)	(8,746)	(121,944)
Intercompany	(7)	-	(11,224)	11,231	-
Intercompany dividends	1,504	-	10,925	(12,429)	-
Gain on sale of other investments	-	305	1,107	11,480	12,892
Loss on repayment of long-term debt	-	-	-	(17,242)	(17,242)
Loss from investments accounted for by the equity method	-	-	459	(11,949)	(11,490)
Foreign exchange gain (loss)	1,507	2,008	85	1,778	5,378
Investment and other income (loss)	(270)	546	(625)	(1,234)	(1,583)
Income tax expense	(1,735)	(1,171)	(119)	(14)	(3,039)
Non-controlling interest	-	-	-	(18,854)	(18,854)

Net Income (loss) for the period	$(25,000)	$42,741	$8,177	$(43,360)	$(17,442)

Plant, property and equipment expenditures	$122,081	$116,379	$6,068	$194	$244,722

Rogers Communications Inc.	59	Third Quarter 2004

12.	Segmented Information (continued):

For the Nine Months Ended September 30, 2004					Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	Blue Jays	and eliminations	total

Operating revenue	$1,437,291	$1,969,896	$653,379	$42,062	$(60,696)	$4,041,932
Cost of sales	105,926	357,527	102,740	-	-	566,193
Sales and marketing	185,920	266,447	137,023	2,327	-	591,717
Operating, general and administrative expenses	627,822	609,630	344,280	48,800	(30,131)	1,600,401
Management fees	28,746	8,756	9,739	-	(47,241)	-
Depreciation and amortization	348,366	357,327	43,342	1,591	1,849	752,475

Operating income	140,511	370,209	16,255	(10,656)	14,827	531,146
Interest:
Long-term debt	(181,842)	(152,422)	(6,980)	(414)	(17,685)	(359,343)
Intercompany	(21)	-	(32,253)	-	32,274	-
Intercompany dividends	-	-	32,188	-	(32,188)	-
Gain on sale of investments	-	1,445	-	-	4,034	5,479
Loss on repayment of long-term debt	(18,013)	(2,314)	-	-	-	(20,327)
Writedown of investments	(494)	-			(3,586)	(4,080)
Gain (loss) from investments accounted for by the equity method	-	-	936	-	(20,569)	(19,633)
Change in fair value of derivative instruments	37,119	(9,046)	-	-	-	28,073
Foreign exchange gain (loss)	(49,719)	(46,369)	(50)	166	7,406	(88,566)
Investment and other income (loss)	(309)	3,646	(681)	(19)	8,935	11,572
Income tax reduction (expense)	(4,288)	(3,947)	(219)	(1,039)	1,114	(8,379)
Non-controlling interest	-	-	-	-	(73,653)	(73,653)

Net income (loss) for the period	$(77,056)	$161,202	$9,196	$(11,962)	$(79,091)	$2,289

Plant, property and equipment expenditures	$344,609	$305,790	$15,941	$179	$1,561	$668,080

For the Nine Months Ended September 30, 2003				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$1,313,030	$1,618,195	$611,123	$(42,132)	$3,500,216
Cost of sales	91,711	252,009	95,026	-	438,746
Sales and marketing costs	146,793	250,086	125,876	(380)	522,375
Operating, general and administrative expenses	587,775	555,449	326,115	(9,830)	1,459,509
Management fees	25,971	8,502	8,173	(42,646)	-
Depreciation and amortization	363,448	373,425	26,846	2,694	766,413

Operating income	97,332	178,724	29,087	8,030	313,173
Interest:
Long-term debt	(177,754)	(146,948)	(5,453)	(43,346)	(373,501)
Intercompany	(2,858)	-	(35,729)	38,587	-
Intercompany dividends	4,488	-	32,433	(36,921)	-
Gain on sale of investments	-	305	1,107	11,480	12,892
Loss on repayment of long-term debt	(5,945)	-	-	(18,894)	(24,839)
Loss from investments accounted for by the equity method	-	-	1,059	(38,110)	(37,051)
Foreign exchange gain (loss)	34,842	107,780	(323)	99,765	242,064
Investment and other income	97	556	(297)	1,014	1,370
Income tax expense	(5,820)	(3,927)	(549)	(3,248)	(13,544)
Non-controlling interest	-	-	-	(60,210)	(60,210)

Net Income (loss) for the period	$(55,618)	$136,490	$21,335	$(41,853)	$60,354

Plant, property and equipment expenditures	$335,125	$292,865	$27,583	$411	$655,984

Rogers Communications Inc.	60	Third Quarter 2004

13.	Consolidated Statement of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2004	2003	2004	2003

Decrease (increase) in accounts receivable	$(26,165)	$(46,740)	$(35,183)	$(16,817)
Increase (decrease) in accounts payable and accrued liabilities	55,279	121,605	(58,062)	15,270
Increase (decrease) in unearned revenue	(1,962)	(3,950)	8,253	(1,995)
Increase (decrease) in deferred charges and other assets	(15,657)	12,728	(35,343)	(5,886)

	$11,495	$83,643	$(120,335)	$(9,428)

14.	Related Party Transactions:

The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services, Inc. (“AWE”), a 34% shareholder of Wireless, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2004	2003	2004	2003

Roaming revenue billed to AWE	$(5,872)	$(4,409)	$(12,146)	$(10,098)
Roaming expense paid to AWE	2,547	3,081	8,977	10,868
Fees paid to AWE for over-air activation	-	61	31	234
Access fees paid to broadcasters accounted for by the equity method	$5,287	3,893	14,420	12,057

	$1,962	$2,626	$11,282	$13,061

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three months and nine months ended September 30, 2004, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2004	2003	2004	2003

Supplemental:
Legal services and commissions paid on premiums for insurance coverage	1,425	1,143	3,279	4,043
Telecommunication and programming services	1,519	12,738	4,698	43,469
Interest charges and other financing fees	1,166	7,821	5,926	15,121

	4,110	21,702	13,903	62,633

15.	Canadian and United States accounting policy differences:

The consolidated interim financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income in each period would be adjusted as follows:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2004	2003

Net income for the period based on Canadian GAAP	$2,289	$60,354
Gain on sale of cable systems (b)	(3,021)	(3,021)
Pre-operating costs (c)	5,374	8,362
Interest on equity instruments (d)	(26,548)	(26,540)
Capitalized interest (e)	6,034	6,624
Financial instruments (h)	26,485	(170,356)
Stock-based compensation (i)	11,459	(863)
Income taxes (k)	(517)	20,606
Installation revenues (l)	6,211	-
Installation costs (l)	(4,118)	-
Loss on repayment of long term debt (m)	(28,759)	-
Other	(2,636)	(1,846)
Non-controlling interest	8,195	32,940

Net income (loss) based on United States GAAP	$448	$(73,740)

Basic earnings (loss) per share based on United States GAAP	$0.01	$(0.33)
Diluted earnings (loss) per share based on United States GAAP	$0.01	$(0.33)

Rogers Communications Inc.	61	Third Quarter 2004

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	September 30,	December 31,
	2004	2003

Shareholders’ equity based on Canadian GAAP	$2,006,238	$1,767,380
Gain on sale and issuance of subsidiary shares to non-controlling interest (a)	46,245	46,245
Gain on sale of cable systems (b)	121,944	124,965
Pre-operating costs (c)	(3,480)	(8,854)
Equity instruments (d)	(588,208)	(586,410)
Capitalized interest (e)	44,020	37,986
Unrealized holding gain on investments (f)	118,617	78,596
Acquisition of Cable Atlantic (g)	34,673	34,673
Financial instruments (h)	(33,108)	(59,593)
Stock-based compensation (i)	—	661
Minimum pension liability (j)	(29,058)	(7,858)
Income taxes (k)	(253,567)	(253,567)
Installation revenues (l)	6,211	-
Installation costs (l)	(4,118)	-
Loss on repayment of long term debt (m)	(28,759)	-
Other	(19,676)	(17,701)
Non-controlling interest effect of adjustments	(50,206)	(58,401)

Shareholders’ equity based on United States GAAP	$1,367,768	$1,098,122

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	Gain on sale and issuance of subsidiary shares to non-controlling interest:

Under United States GAAP, the carrying value of the Company’s investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and United States GAAP, as described herein. This results in an increase to the gain on sale and dilution under United States GAAP.

(b)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the gain on sale of the cable television systems in income, net of related future income taxes.

As a result of these transactions, amortization expense under United States GAAP was increased in subsequent years.

(c)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(d)	Equity instruments:

Under Canadian GAAP, the Convertible Preferred Securities are classified as shareholders’ equity and the related interest expense is recorded as a distribution from retained earnings. Under United States GAAP, these securities are classified as long-term debt and the related interest expense is recorded in the consolidated statements of income.

Under Canadian GAAP, the Preferred Securities were classified as shareholders’ equity and until September 2002, the related interest expense was recorded as a distribution from retained earnings. Under U.S. GAAP, the Preferred Securities were classified as long-term debt and the related interest expense was recorded in the consolidated statements of income.

Under Canadian GAAP, the proceeds from the Collateralized Equity Securities were classified as shareholders’ equity. Under United States GAAP, these securities were recorded as long-term debt and recorded at their fair value at December 31, 2001. Adjustments to the fair value at each reporting date are recorded in the consolidated statements of income.

(e)	Interest capitalization:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(f)	Unrealized holding gains and losses on investments:

Rogers Communications Inc.	62	Third Quarter 2004

United States GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.

As at September 30, 2004 and December 31, 2003, this amount represents a component of the Company’s accumulated other comprehensive income.

(g)	Acquisition of Cable Atlantic:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic in 2001 were recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35.4 million.

(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), effective January 1, 2001. As a result, the Company has recorded the net excess of the fair values of the cross-currency interest rate exchange agreements and interest rate exchange agreements over the carrying values of these instruments as at December 31, 2000, being $18.4 million, as a cumulative transition adjustment to net income under United States GAAP. The Company has also recorded a cumulative transition adjustment to write off the net balance of the deferred foreign exchange as at December 31, 2000, being $20.7 million, that arose upon redesignation of certain of the Company’s cross-currency interest rate exchange agreements. Further, the Company has recorded $29.7 million as a cumulative transition adjustment to net income, which represents the excess of the fair value of the long-term debt to which the derivative instruments relate (the “hedged debt”) over its carrying value. Therefore, the net cumulative transition adjustment under SFAS 133 to the loss for the year ended December 31, 2001 under United States GAAP was a charge to the net loss of $32.1 million. The adjustment to long-term debt is being amortized to net income under United States GAAP over the remaining effective life of the related long-term debt.

Therefore, for the nine months ended September 30, 2004 and 2003, under United States GAAP, the Company has recorded the change in the fair values of the cross-currency interest rate exchange agreements and the amortization of the adjustment to its long-term debt, as discussed above.

(i)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $11.5 million recognized under Canadian GAAP would not be recognized under United States GAAP for the nine months ended September 30, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic value method for United States GAAP purposes for the nine months ended September 30, 2004 and 2003.

Rogers Communications Inc.	63	Third Quarter 2004

Effective January 1, 2004, the Blue Jays were determined to be a variable interest entity for United States GAAP purposes and, as a result, their results were consolidated. As such, the employees of the Blue Jays were considered employees of the Company effective January 1, 2004 for United States GAAP purposes. For United States GAAP, the intrinsic value method of accounting for the Blue Jays is therefore used. The intrinsic value of the options of Blue Jays’ employees was calculated as at January 1, 2004 resulting in no compensation cost as at that date. Prior to 2004, the Blue Jays’ employees were not considered employees of the Company. Therefore, compensation expense of $0.9 million for the nine months ended September 30, 2003 under United States GAAP was determined using the fair value method.

(j)	Minimum pension liability:

Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligation over the fair value of the plan assets. Other comprehensive income has been charged with $13.5 million, net of income taxes of $7.7 million for the nine months ended September 30, 2004. For the nine months ended September 30, 2003, other comprehensive income has been charged with $5.0 million, net of income taxes of $2.9 million. No such adjustments are required under Canadian GAAP.

(k)	Income taxes:

Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

(l)	Installation revenues and costs:

Effective January 1, 2004, for Canadian GAAP purposes, installation revenues for both new connects and reconnects are deferred and amortized over the customer relationship period. New connect installation costs are capitalized to property, plant and equipment and depreciated over the related useful lives consistent with historical practice. Reconnect installation costs are deferred only to the extent of reconnect installation revenues with any excess charged to expense. For United States GAAP purposes, installation fees are immediately recognized in income only to the extent of direct selling costs with any excess deferred and amortized over the customer relationship period. Installation costs for reconnects are expensed as incurred while installation costs related to new connects are capitalized to property, plant and equipment and depreciated over the related useful lives consistent with our historical practice.

(m)	Loss on repayment of long term debt:

On March 26, 2004, the Company repaid long term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the

Rogers Communications Inc.	64	Third Quarter 2004

adoption of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

(n)	Blue Jays

Under United States GAAP, Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities”, requires the Company to consolidate the results of the Blue Jays effective January 1, 2004. Under Canadian GAAP, the Company consolidated the Blue Jays effective July 31, 2004. Prior to this, in 2004, the Company accounted for 100% of the operations of the Blue Jays using the equity method. Therefore, the United States GAAP consolidated balance sheet as at September 30, 2004 and net income of the Company for the nine months then ended would be unchanged from that of Canadian GAAP specific to the consolidation of the Blue Jays. However, Under States GAAP, revenues would increase by $75.0 million, cost of sales would increase by $70.1 million, sales and marketing costs would increase by $3.8 million, operating general and administrative expenses would increase by $17.8 million, depreciation and amortization would increase by $5.8 million, operating income would be reduced by $22.6 million and losses from equity method investments would decrease by $22.7 million.

(o)	Statements of cash flows:

(i)
Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before change in non-cash operating items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)
Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, for the nine months ended September 30, 2004 under United States GAAP, the increase in cash and cash equivalents of $227.3 million would decrease by $10.3 million and the cash flows received from financing activities would decrease by $10.3 million. For the nine months ended September 30, 2003, the increase in cash and cash equivalents and cash flows from financing activities would remain unchanged.

(p)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2004	2003

Net income (loss) based on United States GAAP	$448	$(73,740)
Other comprehensive income, net of income taxes:
Unrealized holding gains arising during the year, net of income taxes	32,881	86,707
Minimum pension liability, net of income taxes	(13,543)	(4,982)

Comprehensive income based on United States GAAP	$19,786	$7,985

16.	Subsequent Events:

(a)
On September 30, 2004, Wireless, a subsidiary of RCI, mailed a cash offer to acquire all of the outstanding equity interests of Microcell Telecommunications Inc., a Canadian telecommunications company. The estimated cash cost is approximately $1.4 billion. Completion of the transaction is subject to the receipt of certain regulatory approvals and other conditions. The funding for this acquisition, if it is completed, will be comprised of the utilization of Wireless’ cash on hand, drawdowns under Wireless’ committed $700 million bank credit facility and proceeds from a bridge loan from RCI of up to $900 million. The bridge loan will have a term of up to two years from the date of drawdown and will be made on an unsecured subordinated basis. The loan will bear interest at 6% per annum and will be prepayable in whole or in part without penalty. RCI intends to fund the bridge loan of up to $900 million using cash on hand; cash to be received from Cable in the form of a return of capital and cash to be received from Media in the form of a partial repayment of an

Rogers Communications Inc.	65	Third Quarter 2004

intercompany advance made to Media by RCI. Each of Cable and Media will make drawdowns under its committed bank credit facilities to fund the cash transfers to RCI.

(b)
On October 8, 2004 Wireless and its bank lenders entered into an amending agreement to Wireless’ $700 million bank credit facility that provided, among other things, for a two-year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The proviso for early maturity in the event that Rogers Wireless’ 10 ½% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive; the restriction on the annual amount of PP&E expenditures has been eliminated; and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

(c)
On October 13, 2004, the Company announced the completion of its purchase of the 48,594,172 Class B Restricted Voting shares of Wireless owned by JVII General Partnership, a partnership owned by AWE, for a cash price of $36.37 per share for a total of approximately $1,767 million. The number of Class B Restricted Voting shares purchased reflects the requisite conversion of the Class A Multiple Voting Shares owned by JVII to such Class B shares.

With the completion of the purchase, the Company beneficially owns 64,911,816 Class B Restricted Voting shares, representing approximately 80.9% of the issued and outstanding Class B Restricted Voting shares; and 62,820,371 Class A Multiple Voting shares, representing 100% of the issued and outstanding Class A Multiple Voting shares; combined representing a total ownership position of approximately 89.3% of the total issued and outstanding shares of both classes of such shares of Rogers Wireless.

The Company funded the approximate $1,767 million cash purchase price of the 48.6 million Rogers Wireless shares through a $1.75 billion secured bridge credit facility with a term of up to two years to October 12, 2006. The facility was provided by a group of Canadian financial institutions and is secured by a pledge of all of the shares of Rogers Cable and Rogers Wireless that are owned by RCI or any of its subsidiaries. The Company may borrow at various rates, including the bank prime rate plus 0.50% to 2.25% per annum, the bankers’ acceptance rate plus 1.50% to 3.25% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1.50% to 3.25% per annum. The bridge credit facility contains mandatory repayments, subject to certain exceptions, from the incurrence of debt and/or equity at RCI or Rogers Wireless. The bridge credit facility also requires the maintenance of certain financial ratios on a quarterly basis.

For accounting purposes, this will be treated as the acquisition of approximately 34% of Rogers Wireless. Accordingly, on a consolidated basis, the Company will record the fair value increments of the assets and liabilities of Rogers Wireless as at October 13, 2004, including intangible assets, and will reduce its non-controlling interest. The excess purchase price over the fair value of the net assets will be recorded as goodwill.

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The Company is currently determining the fair values of the acquired net assets. Using the September 30, 2004 accounts of Wireless, the excess of the purchase price of $1,767 million over the book value of the net assets acquired is approximately $1,553 million.

17.	Contingent Liabilities:

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) has been brought against Wireless and other providers of wireless communications services in Canada. The proceeding involves allegations of breach of contract by wireless customers, misrepresentation and false advertising. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether it will qualify for certification as a class action.

About the Company:

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada’s largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada’s leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information (Investment Community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):

Jan L. Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call:

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on October 26, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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Rogers Communications Inc.	67	Third Quarter 2004